Exhibit 99.1

Stock Symbol:	AEM (NYSE and TSX)

For further information:	Investor Relations
(416) 947-1212

(All amounts expressed in U.S. dollars unless otherwise noted)

AGNICO EAGLE REPORTS FIRST QUARTER 2019 RESULTS; SOLID PRODUCTION AND COST PERFORMANCE; NUNAVUT DEVELOPMENT PROJECTS ADVANCING AS PLANNED WITH MELIADINE EXPECTED TO ACHIEVE COMMERCIAL PRODUCTION IN MAY; EXPLORATION DRILLING CONTINUES TO ADVANCE PROJECT PIPELINE

Toronto (April 25, 2019) — Agnico Eagle Mines Limited (NYSE:AEM, TSX:AEM) (“Agnico Eagle” or the “Company”) today reported quarterly net income of $37.0 million or $0.16 per share, for the first quarter of 2019.  This result includes derivative gains on financial instruments, mark-to-market and other adjustments of $4.0 million ($0.02 per share), non-cash foreign currency translation gains on deferred tax liabilities and non-recurring tax gains of $3.2 million ($0.01 per share) and non-cash foreign currency translation losses of $2.2 million ($0.01 per share).  Excluding these items would result in adjusted net income1 of $32.0 million or $0.14 per share for the first quarter of 2019.  In the first quarter of 2018, the Company reported net income of $44.9 million or $0.19 per share.

Included in the first quarter of 2019 net income, and not adjusted above, is non-cash stock option expense of $6.2 million ($0.03 per share).

In the first quarter of 2019, cash provided by operating activities was $148.7 million ($170.8 million before changes in non-cash components of working capital), as compared with the first quarter of 2018 when cash provided by operating activities was $207.7 million ($180.5 million before changes in non-cash components of working capital).

The decrease in net income and cash provided by operating activities during the first quarter of 2019 compared to the prior year period was mainly due to lower gold sales volumes, lower realized gold prices and lower by-product revenue, partially offset by lower costs at several operations, principally at Goldex, Kittila, Pinos Altos and Creston Mascota.  Lower gold sales were as a result of the expected lower gold production in the

1 Adjusted net income is a non-GAAP measure.  For a discussion regarding the Company’s use of non-GAAP measures, please see “Note Regarding Certain Measures of Performance”.

period primarily due to reduced throughput levels at Meadowbank as the mine transitions to the Amaruq satellite deposit in the second half of 2019.

“Operationally, 2019 is off to a very good start with strong production and cost performance in the first quarter from Goldex, Kittila, Pinos Altos and Creston Mascota.  We have also seen significant exploration results from several of our key pipeline projects in the first quarter”, said Sean Boyd, Agnico Eagle’s Chief Executive Officer.  “With commercial production expected shortly at Meliadine, and Amaruq on schedule for start-up in the third quarter of 2019, we anticipate higher gold production to result in increased earnings and cash flow in the second half of the year.  This should allow the Company to continue to advance its development pipeline, increase financial flexibility and potentially raise dividends”, added Mr. Boyd.

First quarter 2019 highlights include:

•                  Solid quarterly production and cost performance — Payable gold production2 in the first quarter of 2019 was 398,217 ounces (including 17,582 ounces of pre-commercial gold production at the Meliadine project) at production costs per ounce of $727, total cash costs per ounce3 of $623 and all-in sustaining costs per ounce4 (“AISC”) of $836.  Production costs, total cash costs and AISC per ounce exclude the pre-commercial production ounces relating to the Meliadine project

•                  Meliadine mine expected to achieve commercial production in May 2019 — Commissioning of the process plant commenced in the first quarter of 2019, and pre-commercial gold production totaled 17,582 ounces for the quarter.  Mill throughput is expected to average approximately 3,000 tonnes per day (“tpd”) in the second quarter of 2019, and the plant has operated at 3,700 tpd on several occasions.  Three underground mining areas are now in operation, with operations in a fourth area expected to commence in the second quarter of 2019

•                  Amaruq remains on schedule to begin production in the third quarter of 2019 — Dewatering of Whale Lake commenced early in the first quarter of 2019, followed by the ramp-up of open pit mining activities.  The long-haul truck fleet is performing as planned with ore being mined and trucked to the Meadowbank mill where it is being

2 Payable production of a mineral means the quantity of a mineral produced during a period contained in products that have been or will be sold by the Company whether such products are shipped during the period or held as inventory at the end of the period.

3 Total cash costs per ounce is a non-GAAP measure and, unless otherwise specified, is reported on a by-product basis.  For a reconciliation to production costs and for total cash costs on a co-product basis, see “Reconciliation of Non-GAAP Financial Performance Measures” below.  See also “Note Regarding Certain Measures of Performance”.

4 All-in-sustaining costs per ounce is a non-GAAP measure and, unless otherwise specified, is reported on a by-product basis.  For a reconciliation to production costs and for all-in sustaining costs on a co-product basis, see “Reconciliation of Non-GAAP Financial Performance Measures” below.  See also “Note Regarding Certain Measures of Performance”.

stockpiled for future processing.  Underground ramp development is progressing on schedule

•                  A quarterly dividend of $0.125 per share was declared

•                  Exploration drilling continues to enhance organic growth opportunities

•                  Amaruq drilling continues to infill and expand known mineralized zones — At Whale Tail, results continue to demonstrate the extension of high-grade mineralization below the proposed pit outline, including 14.5 grams per tonne (“g/t”) gold over 7.3 metres at 396 metres depth.  Drilling at the V Zone continued to expand the known mineral resources.  Highlights include 29.8 g/t gold over 3.4 metres at 357 metres depth

•                  Santa Gertrudis drilling discovers new high-grade structure at Trinidad and further extends known resource areas — Highlights include 14.7 g/t gold over 11.5 metres at 170 metres depth at Trinidad and 5.1 g/t gold over 4.5 metres at 33 metres depth at Greta.  Additional work is planned to test new targets and further expand the mineral resource potential

•                  Kirkland Lake drilling expands near-surface deposits at Upper Beaver and extends mineralization at depth — Shallow drilling has yielded 3.63 g/t gold and 0.21% copper over 14.0 metres at 102 metres depth, while deeper drilling has encountered 7.62 g/t gold and 0.36% copper over 3.4 metres at 1,983 metres depth, approximately 400 metres below any previous intersection

First Quarter Financial and Production Highlights

In the first quarter of 2019, solid operational performance continued at the Company’s mines, which led to payable gold production of 398,217 ounces (including 17,582 ounces of pre-commercial gold production at the Meliadine project), compared to 389,278 ounces in the first quarter of 2018.

The lower level of gold production, in the first quarter of 2019 (when excluding the Meliadine project pre-commercial production ounces), when compared with the prior-year period, was primarily due to expected reduced throughput levels at Meadowbank as the mine transitions to the Amaruq satellite deposit in the second half of 2019.  A detailed description of the production of each mine is set out below.

Production costs per ounce in the first quarter of 2019 were $727, compared to $759 in the prior-year period.  Total cash costs per ounce in the first quarter of 2019 were $623, compared to $648 in the prior-year period.

Production costs per ounce and total cash costs per ounce in the first quarter of 2019 were lower, when compared to the prior-year period, primarily due to lower costs at several mines and the weakening of local currencies against the U.S. dollar, partially offset by lower gold production.  The lower total cash costs per ounce in the first quarter of 2019, when compared to the prior-year period, were partially offset by lower by-product revenues.

AISC in the first quarter of 2019 were $836 per ounce, compared to $889 in the prior-year period.  The lower AISC when compared to the prior-year period is primarily due to lower sustaining capital and lower total cash costs per ounce compared to the first quarter of 2018.  A detailed description of the cost performance at each mine is set out below.

Cash Position Remains Strong

Cash and cash equivalents and short-term investments decreased to $196.5 million at March 31, 2019, from the December 31, 2018 balance of $307.9 million, primarily as a result of the capital spending at the Company’s Nunavut projects.

The outstanding balance on the Company’s credit facility remained nil at March 31, 2019.  This results in available credit lines of approximately $1.2 billion, not including the uncommitted $300 million accordion feature.

Approximately 35% of the Company’s remaining 2019 Canadian dollar exposure is hedged at an average floor price of approximately 1.29 C$/US$.  Approximately 45% of the Company’s remaining 2019 Mexican peso exposure is hedged at an average floor price of approximately 19.00 MXP/US$.  Approximately 15% of the Company’s remaining 2019 Euro exposure is hedged at an average floor price of approximately 1.17 US$/EUR.  The Company’s full year 2019 cost guidance is based on assumed exchange rates of 1.28 C$/US$, 18.00 MXP/US$ and 1.18 US$/EUR.  The Company anticipates adding to its operating currency hedges, subject to market conditions.

Approximately 40% of the Company’s diesel exposure relating to its Nunavut operations for the July 2019 to July 2020 consumption period is hedged at prices better than the 2019 cost guidance assumption of C$0.85 per litre (excluding transportation costs).  The Company anticipates adding to its diesel hedges, subject to market conditions.

Capital Expenditures

Total capital expenditures (including sustaining capital) in 2019 remain forecast to be approximately $660 million.  Pre-commercial production at Meliadine and Amaruq are incorporated in, and netted against, the total 2019 capital expenditure forecast.  As a result, some variability is likely depending on the timing of the achievement of commercial production, prevailing gold prices and foreign exchange rates.

Total development capital expenditures related to the construction of the Company’s new Nunavut mines, Amaruq and Meliadine, are expected to be below the combined capital expenditure forecast of $1.23 billion.  At Amaruq, total development capital expenditures are forecast to be approximately $350 million and at Meliadine, total capital expenditures are expected to be below the 2018 forecast of $900 million, primarily due to strong project execution which has resulted in lower contingency costs and owners’ costs.

The following table sets out capital expenditures (including sustaining capital) in the first quarter of 2019.

Capital Expenditures	Three Months Ended
(In thousands of US dollars)	March 31, 2019
Sustaining Capital
LaRonde mine	$16,522
LaRonde Zone 5 mine	1,368
Canadian Malartic mine	7,506
Meadowbank mine	—
Kittila mine	13,123
Goldex mine	4,834
Pinos Altos mine	4,612
Creston Mascota mine	—
La India mine	663
Total Sustaining Capital	$48,628

Development Capital
LaRonde mine	$2,475
LaRonde Zone 5 mine	74
Canadian Malartic mine	8,222
Amaruq satellite deposit	50,627
Amaruq underground project	5,085
Kittila mine	16,354
Goldex mine	5,882
Pinos Altos mine	3,666
Creston Mascota mine	—
La India mine	1,119
Meliadine project	48,585
Other	495
Total Development Capital	$142,584
Total Capital Expenditures	$191,212

2019 Production and Cost Guidance Unchanged

Production guidance for 2019 remains unchanged at 1.75 million ounces of gold (including pre-commercial production from Meliadine of approximately 60,000 ounces of gold and from Amaruq of approximately 40,000 ounces of gold).  The Company anticipates that total cash costs per ounce and AISC for 2019 will continue to be in the range of $620 to $670 and $875 and $925, respectively.  Approximately 55% of expected gold production in 2019 is anticipated to occur in the second half of 2019.

2019 Tax Guidance

Income and mining taxes expense for the first quarter of 2019 was $15.5 million, or an effective tax rate of 29%.  The tax rate is lower than prior guidance partly due to the distribution of earnings by jurisdiction in the first quarter of 2019.  The Company anticipates the overall effective tax rate to increase over the remainder of 2019 to the previous guidance range of approximately 45% to 50% for the full year 2019.  The anticipated increase in the tax rate is due to the expected higher percentage of total gold production coming from Canada.

As previously outlined in the Company’s news release dated February 14, 2019, the Company expects its effective tax rates by jurisdiction for the full year 2019 to be:

Canada - 40% to 50%

Mexico - 35% to 40%

Finland - 20%

Dividend Record and Payment Dates for the Second Quarter of 2019

Agnico Eagle’s Board of Directors has declared a quarterly cash dividend of $0.125 per common share, payable on June 14, 2019, to shareholders of record as of May 31, 2019.  Agnico Eagle has declared a cash dividend every year since 1983.

Other Expected Dividend and Record Dates for 2019

Record Date	Payment Date
August 30	September 16
November 29	December 16

Dividend Reinvestment Plan

Please see the following link for information on the Company’s dividend reinvestment plan: Dividend Reinvestment Plan

First Quarter 2019 Results Conference Call and Webcast Tomorrow

Agnico Eagle’s senior management will host a conference call on Friday, April 26, 2019 at 8:30 AM (E.D.T.) to discuss the Company’s financial and operating results.

Via Webcast:

A live audio webcast of the conference call will be available on the Company’s website www.agnicoeagle.com.

Via Telephone:

For those preferring to listen by telephone, please dial 1-647-427-7450 or toll-free 1-888-231-8191.  To ensure your participation, please call approximately five minutes prior to the scheduled start of the call.

Replay Archive:

Please dial 1-416-849-0833 or toll-free 1-855-859-2056, access code 7073579.  The conference call replay will expire on May 27, 2019.

The webcast, along with presentation slides, will be archived for 180 days on the Company’s website.

Annual Meeting

The Company’s Annual and Special Meeting of Shareholders (the “AGM”) will begin on Friday, April 26, 2019 at 11:00 am (E.D.T).  The AGM will be held at the Arcadian Court, 401 Bay Street, Simpson Tower, 8th Floor, Toronto, Ontario, M5H 2Y4.

During the AGM, management will provide an overview of the Company’s activities.  For those unable to attend in person, the alternatives to participate are set out below.

Via Webcast:

A live audio webcast of the AGM will be available on the Company’s website at www.agnicoeagle.com.

Via Telephone:

For those preferring to listen by telephone, please dial 1-647-427-7450 or toll-free 1-888-231-8191.  To ensure your participation, please call approximately five minutes prior to the scheduled start of the AGM.

Replay archive:

Please dial 1-416-849-0833 or toll-free 1-855-859-2056, access code 5296987.  The conference call replay will expire on May 27, 2019.

The webcast, along with presentation slides, will be archived for 180 days on the Company’s website.

NORTHERN BUSINESS REVIEW

ABITIBI REGION

Agnico Eagle is currently Quebec’s largest gold producer with a 100% interest in the LaRonde, Goldex and LaRonde Zone 5 mines and a 50% interest in the Canadian Malartic mine.  These mines are located within 50 kilometres of each other, which provides operating synergies and allows for the sharing of technical expertise.

LaRonde Mine — Strong Unit Cost Performance; Lower Grades Due to Mine Sequencing with Grade Profile Expected to Improve in the Second Half of 2019

The 100% owned LaRonde mine in northwestern Quebec achieved commercial production in 1988.

LaRonde Mine - Operating Statistics

	Three Months Ended	Three Months Ended
	March 31, 2019	March 31, 2018
Tonnes of ore milled (thousands of tonnes)	547	531
Tonnes of ore milled per day	6,078	5,901
Gold grade (g/t)	4.65	5.49
Gold production (ounces)	77,433	89,785
Production costs per tonne (C$)	$150	$155
Minesite costs per tonne (C$)	$118	$121
Production costs per ounce of gold produced ($ per ounce)	$798	$723
Total cash costs per ounce of gold produced ($ per ounce)	$488	$427

Production costs per tonne in the first quarter of 2019 decreased when compared to the prior-year period due to higher tonnage and the timing of unsold concentrate inventory.  Production costs per ounce in the first quarter of 2019 increased when compared to the prior-year period due to lower gold production.

Minesite costs per tonne5 in the first quarter of 2019 decreased when compared to the prior-year period due to higher tonnage.  Total cash costs per ounce in the first quarter of 2019 increased when compared to the prior-year period due to lower gold production and lower by-product metal revenues.

Gold production in the first quarter of 2019 decreased when compared to the prior-year period due to lower grades resulting from the mining sequence, partially offset by higher tonnage.  Grades are anticipated to increase in the second half of 2019 and are expected to average approximately 5.22 g/t gold for the full year 2019, consistent with the 2019 guidance set out in the Company’s February 14, 2019 news release.

5 Minesite costs per tonne is a non-GAAP measure.  For a reconciliation of this measure to production costs as reported in the financial statements, see “Reconciliation of Non-GAAP Financial Performance Measures” below.  See also “Note Regarding Certain Measures of Performance” below.

In order to address wear related issues in the ore handling system at LaRonde, a 10-day previously unscheduled maintenance shutdown is planned in May 2019.  The maintenance, which will largely focus on the underground ore and waste silos near shaft #4, is preventative in nature and is part of an ongoing program to update and improve the existing underground infrastructure at the LaRonde mine.  During the shutdown, ore will be stockpiled underground to facilitate the start-up of the ore handling system once the maintenance is completed.

Concurrent with the 10-day underground shutdown, the LaRonde mill will undergo a five-day scheduled maintenance shutdown.  Stockpiled ore from LaRonde Zone 5 mine will be processed in the LaRonde mill circuit over the remaining five days of the underground shutdown.  As a result, 2019 production guidance is unchanged for the LaRonde Complex.

Drilling continued at LaRonde 3 during the first quarter of 2019, focusing on conversion drilling between 3.4 and 3.5 kilometres depth.  Development plans are underway to deepen the ramp while engineering and construction work for ventilation and cooling of the deeper portion of the mine are ongoing.

As the Company mines deeper at LaRonde, the risks of more frequent and larger seismic events increases.  As a result, the Company is studying various design approaches to LaRonde 3.  In addition, the Company continues to adjust the mining methods, ground support and protocols to address seismic activity in the deeper portions of the mine.

Following the successful deployment of the LTE network at LaRonde Zone 5, an LTE network was deployed at the LaRonde mine below level 269 in 2018.  Extension of the network in the ramp area from level 269 to surface and at LaRonde 3 will take place throughout 2019.  The LTE network facilitates the integration of automation technologies currently being tested at LaRonde Zone 5, which are expected to allow the Company to maintain similar productivity levels at LaRonde 3 as it historically achieved in the shallower portions of the mine.

Engineering work on Zone 11-3, which is at depth in the past-producing Bousquet 2 mine, is ongoing.  This zone, containing approximately 140,000 ounces of mineral reserves (1.2 million tonnes grading 3.77 g/t gold), is expected to provide production flexibility to the LaRonde Complex.

LaRonde Zone 5 — Higher Grades and Throughput Drive Strong Quarterly Performance; Evaluating Potential Expansion Opportunities

The Company acquired the LaRonde Zone 5 project in 2003.  The property lies adjacent to and west of the LaRonde Complex and previous operators exploited the deposit by open pit.  In February 2017, the LaRonde Zone 5 project was approved by Agnico Eagle’s Board of Directors for development.  Commercial production was achieved in June 2018.

Production costs per tonne in the first quarter of 2019 were $42.  Production costs per ounce in the first quarter of 2019 were $437.  Minesite costs per tonne in the first quarter of 2019 were C$64.  Total cash costs per ounce in the first quarter of 2019 were $674.  Gold production in the first quarter of 2019 was 12,988 ounces of gold with a total of 181,000 tonnes of ore milled at 2.44 g/t gold.  LaRonde Zone 5 was not operational in the prior year period.

In its first partial year of operation, the mine achieved its designed production rate with lower than expected dilution and slightly higher than expected mill recoveries.  The Company is currently evaluating opportunities to further enhance productivity.  Under the current LaRonde Zone 5 mine plan, a total of approximately 350,000 ounces of gold are expected to be mined through 2026.  The Company is evaluating scenarios to integrate the additional mineral reserves in the down plunge extension of the LaRonde Zone 5 deposit into the mine plan along with the potential to process additional tonnage through the LaRonde Complex.

The Company is also evaluating the potential to extend operations at depth and along strike onto the Ellison property, which adjoins the LaRonde Zone 5 property to the west.  Ellison hosts an indicated mineral resource of 68,000 ounces of gold (665,000 tonnes grading 3.19 g/t gold) as of December 31, 2018.

Integration and pilot testing of automated mining equipment (two trucks and one scoop tram) continued in the first quarter of 2019 and will be ongoing over the balance of the year.

Canadian Malartic Mine — Barnat Extension Project Progressing with Rock Excavation Underway and Road Deviation Work Advancing on Schedule

In June 2014, Agnico Eagle and Yamana Gold Inc. (“Yamana”) acquired Osisko Mining Corporation and created the Canadian Malartic General Partnership (the “Partnership”).  The Partnership owns and operates the Canadian Malartic mine in northwestern Quebec through a joint management committee.  Each of Agnico Eagle and Yamana has an indirect 50% ownership interest in the Partnership.  All volume numbers in this section reflect the Company’s 50% interest in the Canadian Malartic mine, except as otherwise indicated.

Canadian Malartic Mine - Operating Statistics

	Three Months Ended	Three Months Ended
	March 31, 2019	March 31, 2018
Tonnes of ore milled (thousands of tonnes) (100%)	5,035	5,020
Tonnes of ore milled per day (100%)	55,944	55,776
Gold grade (g/t)	1.18	1.17
Gold production (ounces)	83,670	83,403
Production costs per tonne (C$)	$26	$24
Minesite costs per tonne (C$)	$25	$25
Production costs per ounce of gold produced ($ per ounce)	$595	$567
Total cash costs per ounce of gold produced ($ per ounce)	$572	$566

Production costs per tonne in the first quarter of 2019 increased when compared to the prior-year period due to lower capitalized deferred stripping, partially offset by higher throughput levels.  Production costs per ounce in the first quarter of 2019 increased when compared to the prior-year period due to the reason described above.

Minesite costs per tonne in the first quarter of 2019 were the same when compared to the prior-year period.  Total cash costs per ounce in the first quarter of 2019 increased when compared to the prior-year period due to lower capitalized deferred stripping, partially offset by slightly higher gold production.

Gold production in the first quarter of 2019 increased slightly when compared to the prior-year period due to slightly higher throughput levels and higher grades, partially offset by slightly lower gold recoveries.

Work on the Barnat extension project is proceeding on budget and on schedule.  Work is primarily focused on the Highway 117 road deviation, overburden stripping and rock excavation.  The highway deviation work re-started in April 2019 and is expected to be completed in late 2019.  Production activities at Barnat are scheduled to begin in late 2019, following completion of the highway deviation.

Exploration programs are ongoing to evaluate several deposits to the east of the Canadian Malartic open pit, including the Odyssey, East Malartic, Sladen and Sheehan zones.  These opportunities have the potential to provide new sources of ore for the Canadian Malartic mill.  Additional exploration will be carried out in 2019 to assess the potential of these zones.

The permit allowing for the development of an underground ramp at the Odyssey project was received in December 2018.

As part of ongoing stakeholder engagement, the Partnership is in discussions with four First Nations groups concerning a potential memorandum of understanding, which is expected to also include a financial component.  As with the Good Neighbour Guide and other community relations efforts at Canadian Malartic, the Partnership is working collaboratively with stakeholders to establish cooperative relationships that support the long-term potential of the mine.

Rand Malartic Acquisition Increases Canadian Malartic Land Package

On March 26, 2019, the Partnership acquired the Rand Malartic property adjacent to the east side of the Canadian Malartic property.  The Rand Malartic property covers 262 hectares and extends 1.7 kilometres eastward along the Cadillac - Larder Lake break within the Piche Group, immediately east of the Odyssey project.

The Rand Malartic property was last explored in 1989 when a ramp was developed to 165 metres below surface to gain access to the #39 and #67 zones.  A historical mineral resource was identified by NSR Resources Inc. in 1987 at the #67 Zone of 60,510 tonnes grading

12.45 g/t gold (24,200 ounces of gold) between 61 metres and 236 metres depth below surface.  In 1988 and 1989, 31,115 tonnes was mined at an unreported grade from #67 Zone.  All but four of the historical holes on the property were drilled to a depth of less than 400 metres.  Since then, the Partnership has explored from surface to 1,480 metres depth at the adjacent Odyssey project.  Until additional exploration work is carried out by the Partnership, the relevance and reliability of this historical estimate is unclear.  A qualified person has not done sufficient work to classify the historical estimate as current mineral resources or mineral reserves and the Company is not treating the historical estimate as current mineral resources or mineral reserves.

The Rand Malartic property has the same favourable geological features as the Odyssey project, with several porphyry intrusions in the southernmost portion of Piche Group volcanic rocks. The #39 and #67 zones are porphyry-hosted with similar mineralogy and alteration to Odyssey; the former appears to be geologically continuous with the Odyssey South Zone.  In addition, the geological environment is similar to the historical Malartic Gold Fields mine located three kilometres to the east on the adjoining Midway property.

The Midway project (100% owned by the Partnership) includes the Midway, Piche-Harvey and Fourniere properties covering 3,202 ha, which surround the Rand  Malartic property to the north, east and south.  The Midway project hosts the main portion of the zones of the former Malartic Gold Fields mine that had historical production of 1.7 million ounces of gold  (from 9.0 million tonnes of ore) to a depth of 800 metres, from 1939 to 1965.

A budget of $1.9 million (100% basis) has been allocated for the 2019 exploration program at Rand Malartic including an initial 10,000 metres of drilling to test the eastern extension of the Odyssey project and its possible continuity onto the Rand Malartic property. The near-surface potential will also be investigated.  For the Midway project there is a 2019 exploration budget of $378,000 (100% basis), including 3,000 metres of drilling.

Lapa — Underground Closure Completed

Mining and processing operations at Lapa ended in December 2018 and closure activities for the underground infrastructure were completed in the first quarter of 2019.  Surface work is currently ongoing by the site reclamation team.

Goldex — New Quarterly Production Record Since Re-Starting in 2013

The 100% owned Goldex mine in northwestern Quebec began production from the M and E satellite zones in September 2013.  Commercial production from the Deep 1 Zone commenced on July 1, 2017.

Goldex Mine - Operating Statistics

	Three Months Ended	Three Months Ended
	March 31, 2019	March 31, 2018
Tonnes of ore milled (thousands of tonnes)	655	658
Tonnes of ore milled per day	7,278	7,306
Gold grade (g/t)	1.77	1.41
Gold production (ounces)	34,454	27,924
Production costs per tonne (C$)	$39	$36
Minesite costs per tonne (C$)	$39	$36
Production costs per ounce of gold produced ($ per ounce)	$554	$666
Total cash costs per ounce of gold produced ($ per ounce)	$558	$674

Production costs per tonne in the first quarter of 2019 increased when compared to the prior-year period mainly due to additional development costs associated with the higher grade South Zone.  Production costs per ounce in the first quarter of 2019 decreased when compared to the prior-year period due to higher gold production, partially offset by higher development costs.

Minesite costs per tonne in the first quarter of 2019 increased when compared to the prior-year period due to the reason described above.  Total cash costs per ounce in the first quarter of 2019 decreased when compared to the prior-year period due to the reasons described above.

Gold production in the first quarter of 2019 increased when compared to the prior-year period due to higher grades, partially offset by lower recoveries and slightly lower throughput.

Mining in the South Zone continued in the first quarter of 2019 with three stopes mined confirming grade, dilution and recovery.  The South Zone consists of quartz veins that have higher grades than those in the primary mineralized zones at Goldex.  One stope per month will be mined for the remainder of 2019.  The Company continues to evaluate the potential for the South Zone to provide additional incremental ore feed to the Goldex mill.

Drilling at the Deep 2 Zone continued in the first quarter of 2019, focusing on areas below the current mineral reserve limit of Level 130.  Development of the exploration ramp for the Deep 2 Zone is expected to resume following the completion of a ventilation upgrade in the second quarter of 2019.

Akasaba West

The Company acquired the Akasaba West gold-copper deposit in January 2014.  Located less than 30 kilometres from Goldex, the Akasaba West deposit could create flexibility and synergies for the Company’s operations in the Abitibi region by using extra milling capacity at both Goldex and LaRonde, while reducing overall unit costs.

The Company continues to review the timeline for the integration of the Akasaba West project into the Goldex production profile.  Over a five-year mine life, total production could be approximately 115,000 ounces of gold and 21,000 tonnes of copper at total cash costs per ounce of $550 to $600.

Kirkland Lake Project — 2019 Drilling Focused on Expanding Mineral Resources at Upper Beaver and Upper Canada

The Kirkland Lake project in northeastern Ontario covers approximately 27,073 hectares, a large property measuring approximately 35 kilometres long by 17 kilometres wide, mostly on private lands held as either mining leases or patented claims.  The Kirkland Lake - Larder Lake district produced almost 46 million ounces of gold from 61 mines between 1911 and 2017 and currently hosts two operating mines.

In the first quarter of 2019, 23 holes (8,133 metres) were completed of the total of 16,500 metres of drilling budgeted for the full year.  The exploration drill program is targeting the Upper Beaver deposit area as well as mineralized zone extensions at Upper Canada, including the newly-expanded Northland Zone.

In addition, the Company is completing a technical review of the exploration data for the Upper Beaver and Upper Canada deposits, and updating the geological models.  Environmental baseline studies continue at Upper Beaver.  The Company is investigating various opportunities and potential synergies in terms of engineering concepts for future development of the Upper Beaver and Upper Canada deposits.

Selected recent intercepts from the Kirkland Lake project are set out in the table below.  The drill collar coordinates are set out in a table in the Appendix of this news release.  The drill hole collars are located on the Upper Beaver / Upper Canada local geology map.  All intercepts reported for the Kirkland Lake project show uncapped and capped grades over estimated true widths, based on a preliminary geological interpretation that is being updated as new information becomes available with further drilling.

Recent exploration drill results from the Upper Beaver (UB) deposit and Upper Canada (UC) deposits at the Kirkland Lake project

Drill hole	Deposit	From (metres)	To (metres)	Depth of mid-point below surface (metres)	Estimated true width (metres)*	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)**	Copper grade (%) (uncapped)
KLUB19-452W1	UB, Deep East Porphyry	2,207.2	2,211.5	1,983	3.4	7.62	7.62	0.36
and	UB, Deep Footwall	2,279.5	2,288.4	2,041	7.1	1.21	1.21	1.39
KLUB19-485	UB, Shallow basalts	106.5	117.0	67	7.3	3.05	3.05	0.07
and	UB, Shallow basalts	125.5	134.2	81	6.1	2.59	2.59	0.27
and	UB, Shallow basalts	154.5	174.5	102	14.0	3.63	3.63	0.21
including		159.5	165.0	99	3.9	10.86	10.86	0.47
KLUB19-486	UB, Shallow basalts	99.0	105.0	65	4.2	2.59	2.59	0.01
and	UB, Shallow basalts	154.5	159.0	102	3.1	3.55	3.55	0.25
KLUB19-487	UB, Shallow basalts	25.7	31.5	23	4.1	3.63	3.63	0.01

Drill hole	Deposit	From (metres)	To (metres)	Depth of mid-point below surface (metres)	Estimated true width (metres)*	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)**	Copper grade (%) (uncapped)
and	UB, Shallow basalts	61.5	67.5	48	4.2	5.18	5.18	0.00
and	UB, Shallow basalts	148.5	157.0	113	5.9	4.35	4.35	0.06
KLUB19-489	UB, Shallow basalts	224.0	230.2	160	4.5	3.34	3.34	0.34
and	UB, Shallow basalts	237.5	247.5	171	7.0	4.09	4.09	0.25
KLUC18-517***	UC, H Zone	409.2	413.0	295	2.8	31.09	12.67
and	UC, MQ North Zone	586.5	592.0	403	4.2	14.46	14.46
KLUC18-520	UC, Northland	135.0	194.0	120	38.4	1.07	1.07
KLUC18-521	UC, C Zone	349.7	354.2	263	3.2	8.63	8.63
KLUC18-523	UC, MQ Zone	392.7	399.5	297	5.0	2.51	2.51
KLUC18-524	UC, K Zone	165.0	170.0	119	3.8	2.49	2.49
KLUC19-526	UC, Northland	46.0	68.5	39	14.6	1.78	1.61
KLUC19-529	UC, Northland	2.0	15.5	8	9.5	0.92	0.92
and	UC, Northland	47.5	69.5	40	15.4	0.87	0.87
KLUC19-530	UC, Northland	10.0	88.0	35	55.2	1.02	1.02
KLUC19-531	UC, Northland	104.5	113.5	84	6.3	1.62	1.62
KLUC19-534	UC, Northland	1.5	22.5	9	14.8	1.69	1.69

*                                           Estimated true width values are preliminary.

**                                      Holes at the Upper Canada deposit’s Northland Zone use a capping factor of 10 g/t gold; there is no reported assay above the capping factor at the C, K and MQ zones.  Holes at the Upper Beaver deposit use a capping factor of 75 g/t gold.

***                                 The first intercept for hole KLUC18-517 was previously reported in the Company’s news release dated February 14, 2019.

[Kirkland Lake Projects Local Geology Map]

The Kirkland Lake project lies within the southern Abitibi Greenstone Belt, approximately 110 kilometres west of the LaRonde mine in northwestern Quebec.  The area is underlain by an east-west-trending linear Timiskaming assemblage comprised of volcanic and sedimentary rocks as well as synvolcanic intrusion emplacements consisting typically of diorite, syenite, quartz-feldspar porphyries and monzonite.

The Upper Beaver deposit is atypical of the district.  Gold-copper mineralization is mainly hosted in the Upper Beaver alkalic intrusive complex and is associated with disseminated pyrite and chalcopyrite, and magnetite-sulphide veining in strongly sodic-altered rock.  The mineralization occurs as elongated tabular bodies that strike northeast, dip steeply northwest and plunge 65˚ to the northeast.  The mineralization has been defined along a 400-metre strike length from surface to a depth of 2,000 metres.  Probable mineral reserves of 8.0 million tonnes grading 5.43 g/t gold (1.4 million ounces of gold) at underground depths have been outlined on the Upper Beaver property as of December 31, 2018, as well as indicated and inferred mineral resources.

Recent exploration at Upper Beaver includes hole KLUB19-452W1 that intersected two zones: 7.62 g/t gold and 0.36% copper over 3.4 metres at 1,983 metres depth (the Deep East Porphyry Zone), and 1.21 g/t gold and 1.39% copper over 7.1 metres at 2,041 metres depth (the Deep Footwall Zone).  Both intersections are approximately 400 metres deeper than the previously known mineralization, demonstrating its continuity and that the deposit is still open in all directions.

The recent drilling program at Upper Beaver has mainly targeted mineral resource conversion and extension in the shallow basalts near surface, where a mineral resource increase would be expected to have the most impact on project economics and may provide added flexibility for a future operation.

Four holes intersected several zones of copper-gold mineralization associated with quartz or quartz-carbonate veins containing chalcopyrite and molybdenite.  The most significant of these results were from hole KLUB19-485 that intersected 3.63 g/t gold and 0.21% copper over 14.0 metres at 102 metres depth, including 10.86 g/t gold and 0.47% copper over 3.9 metres.  Nearby, hole KLUB19-487 intersected 5.18 g/t gold and no copper over 4.2 metres at 48 metres depth, and 4.35 g/t gold and 0.06% copper over 5.9 metres at 113 metres depth.  Hole KLUB19-489 also intersected two mineralized zones: 3.34 g/t gold and 0.34% copper over 4.5 metres at 160 metres depth and 4.09 g/t gold and 0.25% copper over 7.0 metres at 171 metres depth.

The Upper Canada deposit lies approximately six kilometres southwest of the Upper Beaver deposit, and 1.6 kilometres north of the main Larder Cadillac Deformation Zone, within a 300- to 400-metre-wide strongly altered deformation corridor.  Host rocks are primarily volcanic (trachyte) tuffs and sediments that have been intruded by syenite bodies.  Gold mineralization is associated with intensely altered shear zones with fine pyrite and ancillary sulphide mineralization.  Enechelon higher-grade lenses are present within a broader envelope of lower grade mineralization.  Inferred mineral resources of 12.1 million tonnes grading 4.50 g/t gold (1.8 million ounces of gold) at open pit and underground depths have been outlined on the Upper Canada property as of December 31, 2018.

At Upper Canada’s MQ Zone, hole KLUC18-517 intersected gold mineralization outside of areas of historical mining, returning 14.46 g/t gold over 4.2 metres at 403 metres depth.  Hole KLUC18-523 intersected the MQ Zone close to historical mining, returning 2.51 g/t gold over 5.0 metres at 297 metres depth.  Approximately 1,800 metres to the west-southwest of these two intercepts, hole KLUC18-521 intersected the C Zone, returning 8.63 g/t gold over 3.2 metres at 263 metres depth, which extends this zone toward surface.  Approximately 900 metres to the west of this intercept, hole KLUC18-524 returned 2.49 g/t gold over 3.8 metres at 119 metres depth in the K Zone, outside of the known mineral resources.  These holes provide follow-up opportunities for mineral resource growth on multiple mineralized lenses.

Most of the exploration drilling at Upper Canada during the quarter targeted the Northland Zone (located 500 metres north of the main mineralized corridor comprising the K, L, H and Q zones) where recent drilling has identified the potential for near-surface, low-grade mineralization.  Recent highlights include hole KLUC18-520 that intersected 1.07 g/t gold over 38.4 metres at 120 metres depth, hole KLUC19-534 that intersected 1.69 g/t gold over 14.8 metres at 9 metres depth, hole KLUC19-526 that intersected 1.61 g/t gold over 14.6 metres at 39 metres depth, hole KLUC19-530 that intersected 1.02 g/t gold over 55.2 metres at 35 metres depth and hole KLUC19-531 that intersected 1.62 g/t over 6.3 metres at 84 metres depth.  The Northland Zone has been followed over 250 metres of strike length down to 175 metres below surface, which is at potential open-pit depths.

In 2019, the Company expects to spend $5.8 million to follow up on the positive recent exploration results and data compilation at the Kirkland Lake project.  The drilling and additional studies in 2019 are expected to result in a new mineral resource estimate at year end 2019.

NUNAVUT REGION

Agnico Eagle has identified Nunavut as a politically attractive and stable jurisdiction with enormous geological potential.  With the Company’s Meadowbank mine, two significant development assets (Meliadine and the Amaruq satellite deposit at Meadowbank) and other exploration projects, Nunavut has the potential to be a strategic operating platform with the ability to generate strong gold production and cash flows over several decades.

Meadowbank — Mill Modifications Completed Ahead of Amaruq Commissioning

The 100% owned Meadowbank mine in Nunavut, northern Canada, achieved commercial production in March 2010.  The mine produced its three millionth ounce of gold in 2018.

Meadowbank Mine - Operating Statistics

	Three Months Ended	Three Months Ended
	March 31, 2019	March 31, 2018
Tonnes of ore milled (thousands of tonnes)	628	830
Tonnes of ore milled per day	6,978	9,227
Gold grade (g/t)	2.28	2.53
Gold production (ounces)	43,502	61,447
Production costs per tonne (C$)	$88	$94
Minesite costs per tonne (C$)	$86	$88
Production costs per ounce of gold produced ($ per ounce)	$963	$1,001
Total cash costs per ounce of gold produced ($ per ounce)	$910	$923

Production costs per tonne in the first quarter of 2019 decreased when compared to the prior-year period primarily due to lower open pit mining costs as a result of the reduced rate of open pit mining activity as the mine transitions through the last few months of mining at the Meadowbank site and the timing of unsold inventory, partially offset by higher re-handling costs and lower throughput.  Production costs per ounce in the first quarter of 2019 decreased when compared to the prior-year period due to the reasons described above, partially offset by lower gold production.

Minesite costs per tonne in the first quarter of 2019 decreased when compared to the prior-year period primarily due to the reasons described above.  Total cash costs per ounce in the first quarter of 2019 decreased when compared to the prior-year period due to the reasons described above.

Gold production in the first quarter of 2019 decreased when compared to the prior-year period as expected due to anticipated lower grades from processing marginal ore stockpile as the mine transitions through the last few months of mining at the Meadowbank site.  During the first quarter of 2019, both the Vault and Phaser pits were mined out and operations ceased.  Mining from the Portage pit will continue in the second and third quarters of 2019 along with the processing of stockpiled ore.  Mill modifications required to process Amaruq ore were completed in the first quarter of 2019.

Amaruq Project — Dewatering and Open Pit Mining Underway; On Track for Production Startup Early in the Third Quarter of 2019; Exploration Continues to Enhance Underground Potential

Agnico Eagle has a 100% interest in the Amaruq satellite project, approximately 50 kilometres northwest of the Meadowbank mine.  Amaruq is situated on a 94,548-hectare property, almost adjacent to the 51,943-hectare Meadowbank property.  Development of the Amaruq project was approved in February 2017 by the Company’s Board of Directors as a satellite deposit to supply ore to the existing Meadowbank mill.

On July 11, 2018, the Minister of Crown-Indigenous Relations and Northern Affairs Canada (formerly Indigenous and Northern Affairs Canada) approved Agnico Eagle’s Type A Water Licence for the Whale Tail pit, which had been issued by the Nunavut Water Board on May

30, 2018.  This approval authorized the Company to commence development activities on the Whale Tail pit.

Construction and development activities continued in the first quarter of 2019.  Highlights included:

•                  The Whale Tail dyke was completed, and lake dewatering commenced in February 2019

•                  The Whale Tail waste rock storage facility and Northeast dyke were completed in February 2019

•                  Whale Tail pit stripping activities continued with ore being mined and trucked to the Meadowbank mill where it is being stockpiled for future processing

•                  Preliminary reconciliation of the block model showed slightly higher grades for the Whale Tail open pit

•                  Commissioning of the long-haul truck fleet began, and trucking parameters are as expected

•                  Additional long-haul trucks were delivered to Amos, Quebec and training of new operators is underway.  These trucks will be shipped by barge to Baker Lake for mobilization to site in the third quarter of 2019

•                  The new Amaruq camp and maintenance garage are near completion, with a transfer to the operations team expected later in the second quarter of 2019

•                  Modifications to the process plant at Meadowbank were completed.  The gravity concentrators and high-intensity grinding mill are now operational

Open pit mining activities are expected to accelerate once the dewatering of Whale Lake is completed in the second quarter of 2019.  Initial production from the Whale Tail deposit is expected to begin early in the third quarter of 2019.

Work is ongoing at Amaruq to evaluate the potential for an underground operation, which could run partially concurrent with the open pit mine that is currently under development. A production decision for the Amaruq underground project is expected to be made later this year, and approximately 1,440 metres of underground ramp development is planned for 2019.

During the first quarter of 2019, 397 metres of ramp development was completed.  Total ramp development for the project at the end of the first quarter of 2019 was just over 1,600 metres, reaching a depth of 170 metres below surface.

The permitting process for in-pit tailings deposition is ongoing: the Nunavut Water Board sent a recommendation approving in-pit tailings disposition to the Minister of Intergovernmental and Northern Affairs and Internal Trade.  Approval is expected in the second quarter of 2019.

The Whale Tail Expansion permitting process for open pit mining activities at the V Zone and underground commenced on October 15, 2018, with a submission of a Project Description to the Nunavut Planning Commission for screening.  The Company subsequently received a positive notice indicating that the proposal conforms to the Land Use Plan.  The Environmental Assessment addendum related to Whale Tail Expansion was submitted to the Nunavut Impact Review Board (“NIRB”) in December 2018.  The NIRB technical meetings on the addendum are scheduled for June 2019 and the Company anticipates the issuance of all required authorizations and permits in late 2020.

Amaruq Exploration Focused on Conversion and Extension of Known Mineralized Zones in the First Quarter of 2019

Exploration continues at depth in both the Whale Tail deposit and V Zone, as well as conversion drilling of underground mineral resources close to the planned Whale Tail pit bottom and in the V Zone at depth.  In the first quarter of 2019, exploration drilling consisted of four holes (2,501 metres) and conversion drilling consisted of 15 holes (6,497 metres).  Results of the exploration program at the Amaruq project were last reported in the Company’s news release dated February 14, 2019.

Selected recent intercepts from the Amaruq project are set out in the table below.  The drill hole collars are located on the Amaruq project local geology map.  The pierce points are shown on the Amaruq project composite longitudinal section.  All intercepts reported for the Amaruq project show uncapped and capped grades over estimated true widths, based on a preliminary geological interpretation that is being updated as new information becomes available with further drilling.

Recent exploration and conversion drill results from the Whale Tail (WT) deposit and V Zone at the Amaruq project

Drill hole	Zone	Purpose	From (metres)	To (metres)	Depth of mid-point below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)*
AMQ18-1924A	V Zone	conversion	477.1	481.0	357	3.4	39.2	29.8
and	V Zone	conversion	546.5	550.1	404	3.3	9.8	9.8
AMQ19-1958	WT North	exploration	574.2	577.6	468	2.9	43.7	15.1
AMQ19-2013	WT	conversion	418.4	422.1	320	3.2	15.7	15.7
and	WT	conversion	439.5	454.0	339	10.3	4.5	4.5
AMQ19-2025	WT	conversion	295.1	311.4	234	13.4	4.7	4.7
including	WT	conversion	302.8	308.8	236	4.9	8.9	8.9
AMQ19-2028	WT	conversion	438.0	443.0	347	3.2	11.7	11.7
AMQ19-2031	WT	conversion	511.6	519.7	396	7.3	14.5	14.5
including	WT	conversion	516.2	519.7	398	3.2	20.7	20.7

*                                          Holes at the Whale Tail deposit and Whale Tail North Zone use a capping factor of 80 g/t gold.  Holes at V Zone use a capping factor of 60 g/t gold.

[Amaruq Project Local Geology Map]

[Amaruq Project Composite Longitudinal Section]

Whale Tail Deposit Conversion and Exploration Results

The Whale Tail deposit has been defined over at least 2.3 kilometres of strike length and extends from surface to 915 metres depth.

The conversion drilling program in the first quarter of 2019 targeted areas beneath the eastern, central and western side of the Whale Tail pit.  The results continue to demonstrate the extension of high-grade mineralization below the proposed pit outline.  The level of confidence in the Whale Tail geological model continues to improve.  The intensive drill program is providing additional information that will be used to further refine the geological and structural models, and to confirm multiple high-grade intervals.

At the western part of Whale Tail, hole AMQ19-2013 intersected 15.7 g/t gold over 3.2 metres at 320 metres depth and 4.5 g/t gold over 10.3 metres at 339 metres depth, well below the mineral reserves pit.  Hole AMQ19-2025 intersected 4.7 g/t gold over 13.4 metres at 234 metres depth, including 8.9 g/t gold over 4.9 metres.  These conversion holes confirm the fold geometry in an area where local areas of inferred mineral resources were identified in 2018.

The eastern part of the Whale Tail ore shoot continues to be part of the conversion drill program, with positive recent results in terms of both grade and thickness.  Hole AMQ19-2028 intersected 11.7 g/t gold over 3.2 metres at 347 metres depth, while hole AMQ19-2031 intersected 14.5 g/t gold over 7.3 metres at 396 metres depth, including 20.7 g/t gold over 3.2 metres.  These results confirm the thickness and grade of the inflection in the ore shoot, locally increasing its thickness and improving the precision of its geometry.

An exploration hole was drilled from the ice into the central part of the Whale Tail deposit.  Hole AMQ19-1958 encountered the Whale Tail North zone, intersecting 15.1 g/t gold over 2.9 metres at 468 metres depth.  This intercept is in a gap in the current Whale Tail North inferred mineral resources, and is only 50 metres north of the main Whale Tail deposit.  Therefore, it is expected to help to increase the Whale Tail North mineral resources at year-end, which could improve the economics of potential underground mining scenarios for Whale Tail.

The Whale Tail deposit remains open to the west at depth, and to the east along a shallow plunge corresponding to the main ore shoot.  The 2019 drill program will continue to test the Whale Tail deposit and the parallel Whale Tail North structure to its north at depth, to expand the mineral resources and continue to convert inferred mineral resources to indicated mineral resources.  A small portion of Amaruq’s current mineral reserves and mineral resources are in the Whale Tail North structure.

V Zone — Drilling Extends Ore Shoot at Depth

The V Zone consists of a series of parallel stacked mineralized structures striking northeast from near surface to as deep as 707 metres below surface; the dip of the structures is approximately 30 degrees near surface and steepens to 60 to 70 degrees at depth, where there are at least two sub-parallel structures.  The definition of the V Zone ore shoot in 2018 by additional drilling and partial reinterpretation led to a large addition of mineral resources at the V Zone Deep: the most significant increase in inferred mineral resources on the Amaruq project during the year.

In the first quarter of 2019, conversion drilling continued to return positive results, particularly along the interpreted V Zone ore shoot.  Hole AMQ18-1924A intersected 29.8 g/t gold over 3.4 metres at 357 metres depth and 9.8 g/t gold over 3.3 metres at 404 metres depth.  The first intercept confirms the high-grade sector and is expected to contribute to developing inferred mineral resources at the end of the year.  The second intercept confirms a deeper high-grade sector and will likely help to convert this area into indicated mineral resources.

The V Zone ore shoot remains open at depth and laterally down-plunge to the east along the favourable folded contact between volcanic and sedimentary rocks.  Additional drilling is expected to extend the high-grade ore shoot to the east and west, as well as better define the geometry of these structures.

The 2019 exploration program is budgeted for 32,800 metres of drilling at an estimated cost of $10.5 million, focused on developing new mineral resources around the deposits between surface and 600 metres depth.  Regional targets will also be drilled focusing on new structural interpretations.  As well, 20,300 metres of conversion drilling is budgeted at $4.4 million.

Meliadine Project — Operational Ramp Up Continues With Commercial Production Expected in May; Drilling Extends Tiriganiaq Mineralization at Depth

Located near Rankin Inlet, Nunavut, Canada, the Meliadine project was acquired in July 2010 and is Agnico Eagle’s largest gold deposit in terms of mineral resources.  The Company owns 100% of the 111,358-hectare property.  In February 2017, the Company’s Board of Directors approved the construction of the Meliadine project.

Underground development and surface construction at Meliadine continued through the first quarter of 2019.  Initial ore processing commenced in early February 2019 using low-grade stockpiles.  Pre-commercial gold production in the first quarter of 2019 totaled 17,582 ounces.  Commercial production is expected to be achieved in May 2019.

Recent Highlights Include:

•                  At the end of the first quarter of 2019, construction was essentially complete

•                  In early February 2019, the process plant began running low-grade ore in order to begin commissioning of the CIL circuit.  The process plant poured its first gold bar on February 21, 2019

•                  The gravity circuit became fully operational in April, which allowed higher grade ore to be introduced into the mill circuit

•                  Mill throughput is expected to average approximately 3,000 tpd in the second quarter of 2019, and the plant has operated at 3,700 tpd on several occasions

•                  Three underground mining areas are now in operation, with operations in a fourth area expected to commence in the second quarter of 2019.  Additional higher grade stopes will be developed and mined in the second quarter of 2019.  The mining rate is expected to ramp up to approximately 3,250 tpd in June 2019

•                  At March 31, 2019, there were approximately 140,000 tonnes of stockpiled ore grading approximately 7.0 g/t gold

•                  The paste plant, used to backfill underground stopes, became operational in April, 2019

•                  In the first quarter of 2019, approximately 2,995 metres of underground development were completed.  The main development focus was on the lower levels and Ramp 3

•                  Stope delineation for 2019 is progressing as expected

•                  The saline water treatment plant is performing according to plan.  The Company has also received the necessary Ministerial approval to discharge saline water to the ocean commencing in the third quarter of 2019

Production guidance (including pre-commercial ounces) for 2019 remains unchanged at approximately 230,000 ounces of gold at total cash costs of $612 per ounce.

The forecast parameters surrounding the Company’s proposed Meliadine operations were based, in part, on the results of preliminary economic assessments.  These preliminary economic assessments include inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the forecast production amounts set out in this news release will be realized.

For further information on the basis for the preliminary economic assessments and the qualifications and assumptions made in connection with the preparation of the assessments, please see the Company’s press release dated February 14, 2018 and the Company’s Annual Information Form for the year ended December 31, 2018, as well as the Company’s other filings with the Canadian securities regulators and the U.S. Securities and Exchange Commission (the “SEC”).  The results of the preliminary economic assessment had no impact on the results of any pre-feasibility or feasibility study in respect of Meliadine.

Exploration Encounters Higher Grades at Depth in Tiriganiaq, and Conversion Drilling Confirms Mineral Resources

In the first quarter of 2019, exploration drilling at the Meliadine project consisted of seven holes (5,210 metres) and conversion drilling consisted of three holes (1,113 metres).  The budget for the full year includes 10,000 metres of exploration drilling and 12,500 metres of conversion drilling.  Results from the exploration program at Meliadine were last reported in the Company’s news release dated February 14, 2019.

Selected recent intercepts from the Meliadine project are set out in the table below.  The drill hole collar coordinates are set out in a table in the Appendix to this news release.  The pierce points are shown on the Meliadine project composite longitudinal section.  All intercepts reported for the Meliadine project show uncapped and capped grades over estimated true widths, based on a preliminary geological interpretation that is being updated as new information becomes available with further drilling.

Recent exploration drill results from the Tiriganiaq deposit at the Meliadine project

Drill hole	Deposit	Lode	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)*
M18-2505-W3	Tiriganiaq	1025	603.4	610.6	559	6.5	11.3	11.3
M19-2505A	Tiriganiaq	1252	593.8	596.8	567	2.8	4.2	4.2
and	Tiriganiaq	1100	617.8	626.8	589	8.6	7.5	7.5
and	Tiriganiaq	1000	646.8	649.8	616	2.8	4.0	4.0
M19-2525-W1	Tiriganiaq	1252	836.3	841.3	794	4.5	39.9	39.9

*                                         Holes at the Tiriganiaq deposit use a capping factor between 100 and 400 g/t gold, based on lithologies.

[Meliadine Project Composite Longitudinal Section]

The Meliadine project includes seven gold deposits, six of which are part of the current mine plan.  Tiriganiaq is the largest of the deposits with a strike length of approximately 3.0 kilometres at surface and a known depth of 800 metres.  The current mineral reserves at the Meliadine project are mainly in the Tiriganiaq deposit and consist of 16.7 million tonnes grading 6.97 g/t gold (containing 3.8 million ounces of gold) at underground and open pit depths as of December 31, 2018.

Recent results from the 2019 exploration program are in a previously unexplored area below the deepest west extent of the Tiriganiaq deposit.  Hole M19-2525-W1 intersected 39.9 g/t gold over 4.5 metres at 794 metres depth (lode 1252), the deepest reported intercept to date at the Meliadine project, demonstrating that Tiriganiaq remains open at depth and to the west.  This new area is expected to increase inferred mineral resources in 2019 pending additional diamond drilling.

The conversion program is demonstrating the linear continuity of the lodes in the deepest west mineral resources of the Tiriganiaq deposit.  Two recent drill holes are located approximately 40 metres west of hole M18-2505-W2 (previously reported in the Company’s news release dated February 14, 2019) that intersected 9.8 g/t gold over 6.6 metres at 600 metres depth (lode 1025).  Recent hole M18-2505-W3 intersected 11.3 g/t gold over 6.5 metres at 559 metres depth (lode 1025) and hole M19-2505A intersected 4.0 g/t gold over 2.8 metres at 616 metres depth (lode 1000).  Furthermore, hole M19-2505A intersected two other lodes including 7.5 g/t gold over 8.6 metres at 589 metres depth (lode 1100).  The conversion program is expected to increase the indicated mineral resources in the Tiriganiaq deposit at the end of this year.

The Company continues the conversion program at Tiriganiaq and Wesmeg, and will carry on exploring the Tiriganiaq deposit at depth in the areas discovered in 2018 and 2019.

FINLAND AND SWEDEN

Agnico Eagle’s Kittila mine in Finland is the largest primary gold producer in Europe and hosts the Company’s largest mineral reserves.  Exploration activities continue to expand the mineral reserves and mineral resources and the Company has approved an expansion to add an underground shaft and increase expected mill throughput by 25 percent to 2.0 million tonnes per annum (“mtpa”).  In Sweden, the Company has a 55 percent interest in the Barsele exploration project.

Kittila — Rimpi Zone Now in Production; Drilling Focused on Extending Known Mineralized Zones

The 100% owned Kittila mine in northern Finland achieved commercial production in 2009.

Kittila Mine - Operating Statistics

	Three Months Ended	Three Months Ended
	March 31, 2019	March 31, 2018
Tonnes of ore milled (thousands of tonnes)	456	468
Tonnes of ore milled per day	5,067	5,204
Gold grade (g/t)	3.95	3.77
Gold production (ounces)	49,336	48,118
Production costs per tonne (EUR)	€75	€75
Minesite costs per tonne (EUR)	€74	€74
Production costs per ounce of gold produced ($ per ounce)	$782	$888
Total cash costs per ounce of gold produced ($ per ounce)	$775	$882

Production costs per tonne in the first quarter of 2019 were the same as the prior-year period.  Production costs per ounce in the first quarter of 2019 decreased when compared to the prior-year period due to lower re-handling costs and higher gold production.  In addition, the Company has implemented productivity initiatives to control costs as mining activities progress in the deeper areas of the mine.

Minesite costs per tonne in the first quarter of 2019 were the same as the prior-year period.  Total cash costs per ounce in the first quarter of 2019 decreased when compared to the prior-year period due to the reasons described above.

Gold production in the first quarter of 2019 increased when compared to the prior-year period due to higher grades, partially offset by slightly lower throughput due to five days of unscheduled SAG mill maintenance.

Commissioning of the Rimpi paste plant and the central pumping station began in the first quarter of 2019 and has now been completed.  The Rimpi ramp is now operational with the first stope blasted in early April 2019.

A scheduled mill shutdown will take place in the second quarter of 2019 for a 60-day period to allow for full autoclave relining.  The last full autoclave relining was carried out in 2013.

In February 2018, the Company’s Board of Directors approved an expansion to increase throughput rates at Kittila to 2.0 mtpa from the current rate of 1.6 mtpa.  Permitting is ongoing for the increase in throughput.  This expansion includes the construction of a 1,044-metre deep shaft, a processing plant expansion as well as other infrastructure and service upgrades over a period from 2018 to 2021.

The expansion project is expected to increase the efficiency of the mine and maintain or decrease current operating costs while providing access to the deeper mining horizons.  In addition, the shaft is expected to provide access to the mineral resources located below 1,150 metres depth, where recent exploration programs have shown promising results.

The mill expansion is advancing as planned.  Phase 2 work began in the first quarter of 2019 and the scheduled autoclave shutdown in the second quarter of 2019 will also be used to prepare for Phase 3 work.

The shaft project is ongoing with raise boring progressing well.  Pilot hole drilling for three sections and reaming of two sections has been completed.  Slashing of the first section is currently ongoing and the last section of raise boring is scheduled for later in 2019.  Construction of the head frame is expected to begin later in 2019.

Drilling Focused on Extending Known Mineralized Zones to Increase Mineral Reserves

Exploration at the Kittila mine is focused on extending the Main and Sisar zones northward and at depth in the Roura and Rimpi areas in order to increase the mineral reserves in the large orebody.  The mineral reserves estimate for Kittila as of December 31, 2018 is 4.4 million ounces of gold (30.5 million tonnes grading 4.50 g/t gold), while the measured and indicated mineral resources estimate is 1.6 million ounces of gold (18.8 million tonnes grading 2.64 g/t gold) and the inferred mineral resources estimate is 1.0 million ounces of gold (8.3 million tonnes grading 3.84 g/t gold).

Exploration drilling continued in the first quarter of 2019 with 17 holes (7,912 metres) completed in the Roura area.  Drilling is targeting the Main and Sisar zones.  Sisar is subparallel to and slightly east of the main Kittila mineralization.  The 2019 exploration program is budgeted at $9.0 million including 34,000 metres of drilling.

Selected recent drill results are set out in the table below, and drill hole collar coordinates are set out in a table in the Appendix.  Pierce points for all these holes are shown on the Kittila Composite Longitudinal Section.  All intercepts reported for the Kittila mine show uncapped gold grades over estimated true widths, based on a current geological interpretation that is being updated as new information becomes available with further drilling.

Recent exploration drill results from the Sisar and Roura zones at the Kittila mine

Drill hole	Zone	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)
RIE19-601	Main-Rimpi	375.0	391.0	1,307	6.4	3.0
RIE19-603	Main-Rimpi	363.0	375.3	1,289	4.9	5.5
ROD18-700G	Main-Roura	660.0	669.0	1,309	3.0	6.3
ROD18-700J	Main-Roura	696.0	713.0	1,358	3.9	6.5
and	Main-Roura	721.0	738.0	1,382	3.9	4.0
and	Main-Roura	763.0	794.0	1,429	4.1	5.6
ROD18-701G	Main-Roura	370.0	384.0	987	4.4	5.1
and	Sisar Central	561.2	596.7	1,149	8.9	12.9
including	Sisar Central	574.0	596.7	1,154	5.8	17.6
ROU18-636	Sisar Top	163.1	166.2	926	3.1	12.4
ROU18-637	Sisar Top	183.0	191.0	956	7.7	3.0
and	Sisar Top	206.0	218.0	951	11.5	6.6

[Kittla Composite Longitudinal Section]

Deep drilling of the Roura area continues from the exploration ramp with two high-capacity drill rigs.  Recent intercepts from Roura have confirmed both the Main Zone and the Sisar Zone mineral reserves and mineral resources in the area between 980 and 1,430 metres depths.  Some of the most encouraging results came from hole ROD18-701G that first intersected the Main Zone, yielding 5.1 g/t gold over 4.4 metres at 987 metres depth; the same hole intersected the Sisar Central Zone yielding 12.9 g/t gold over 8.9 metres at 1,149 metres depth (including 17.6 g/t gold over 5.8 metres).  Approximately 150 metres to the north of, and approximately 250 metres below the lower intercept, holes ROD18-700G and ROD18-700J targeted the deeper parts of the Main Zone.  Hole ROD18-700G yielded 6.3 g/t gold over 3.0 metres at 1,309 metres depth.  In the same area, hole ROD18-700J intersected the Main Zone in three places: 6.5 g/t gold over 3.9 metres at 1,358 metres depth, 4.0 g/t gold over 3.9 metres at 1,382 metres depth and 5.6 g/t gold over 4.1 metres at 1,429 metres depth.

Approximately 800 metres to the north of the drill holes described above, recent drilling has confirmed the Main Zone and the Sisar Top Zone mineral reserves and mineral resources in the northern part of the Roura area where it meets the Rimpi area, between approximately 920 and 1,310 metres depth.

Exploration hole ROU18-636 intersected the Sisar Top Zone, yielding 12.4 g/t gold over 3.1 metres at 926 metres depth.  Hole ROU18-637 had two intercepts close to each other in the Sisar Zone, returning 3.0 g/t gold over 7.7 metres at 956 metres depth and 6.6 g/t over 11.5 metres at 951 metres depth.  These intercepts confirm the Sisar Top Zone in the Roura-Rimpi area.

Approximately 350 metres below the drill holes described above, holes RIE19-601 and RIE19-603 targeted the Main Zone in the contact area between Roura and Rimpi.  Exploration hole RIE19-603 intersected 5.5 g/t gold over 4.9 metres at 1,289 metres depth and hole RIE19-601 intersected 3.0 g/t gold over 6.4 metres at 1,307 metres depth.  These two intercepts extend the current Main Zone mineralization approximately 40 metres northward at this depth.

SOUTHERN BUSINESS REVIEW

Agnico Eagle’s Southern Business operations are focused in Mexico.  These operations have been a solid source of precious metals production (gold and silver) with stable operating costs and strong free cash flow since 2009.

Pinos Altos — Development Ongoing at Sinter and Cubiro; Reyna de Plata Mineralization Extended Along Strike and at Depth

The 100% owned Pinos Altos mine in northern Mexico achieved commercial production in November 2009.

Pinos Altos Mine - Operating Statistics

	Three Months Ended	Three Months Ended
	March 31, 2019	March 31, 2018
Tonnes of ore processed (thousands of tonnes)	478	519
Tonnes of ore processed per day	5,311	5,770
Gold grade (g/t)	2.89	2.62
Gold production (ounces)	42,730	41,836
Production costs per tonne	$62	$67
Minesite costs per tonne	$62	$61
Production costs per ounce of gold produced ($ per ounce)	$694	$829
Total cash costs per ounce of gold produced ($ per ounce)	$494	$539

Production costs per tonne in the first quarter of 2019 decreased when compared to the prior-year period primarily due to the timing of unsold inventory, partially offset by lower throughput levels.  Production costs per ounce in the first quarter of 2019 decreased when compared to the prior-year period due to the reasons described above and higher gold production.

Minesite costs per tonne in the first quarter of 2019 were essentially the same when compared to the prior-year period.  Total cash costs per ounce in the first quarter of 2019 decreased when compared to the prior-year period due to higher gold production, partially offset by slightly lower by-product revenues.

Gold production in the first quarter of 2019 increased when compared to the prior-year period due to higher grades and higher recoveries.

Development projects at the Sinter and Cubiro satellite deposits at Pinos Altos continued to advance in the first quarter of 2019.  The Sinter deposit, located approximately 2.0 kilometres northwest of the Pinos Altos mine, will be mined from underground and a small open pit.  At Sinter, open pit stripping and underground delineation drilling began in the first quarter of 2019 and initial results appear to be in line with the mineral reserves as of December 31, 2018.

The Cubiro deposit is located approximately 9.2 kilometres northwest of the Pinos Altos mine and, based on the exploration drilling campaign, could potentially contribute additional ounces to be processed and extend the current life of mine at Pinos Altos.  At Cubiro, 417 metres of underground ramp development was completed in the first quarter of 2019.  A total of approximately 738 metres of underground ramp development has been completed to-date.  Underground exploration and mineral resource conversion drilling are expected to commence later in 2019.

In 2018, the Company completed the installation of an ore sorting pilot plant at Pinos Altos. Samples will be processed from all of the ore bodies at Pinos Altos and La India in 2019 to determine the merits of implementing the technology at the Company’s Mexican operations.  To-date, sorting of open pit ore from the Sinter deposit has yielded favourable preliminary results.  Similar ore sorting pilot testing is being considered at the Company’s other operating regions.

Exploration in the First Quarter of 2019 Focused on Reyna de Plata East Deposit

In the first quarter of 2019, exploration on the Pinos Altos mine property included 57 holes (6,807 metres) drilled at 50-metre spacing to test the mineral resource potential of the Reyna de Plata East Zone and to conduct exploration at several other sites on the mine property.  This is part of the 11,000-metre exploration drill program budgeted for the Pinos Altos mine in 2019.

Selected recent drill results from the Reyna de Plata East Zone are set out in the table below and drill hole coordinates are set out in a table in the Appendix of this news release.  The collars are also located on the Pinos Altos Local Geology Map.  All intercepts reported for Reyna de Plata show uncapped and capped gold and silver grades over estimated true widths, based on a preliminary geological interpretation that will be updated as new information becomes available with further drilling.

Recent exploration drill results from the Reyna de Plata (RP) East Zone at the Pinos Altos mine

Drill Hole	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)	Silver grade (g/t) (uncapped)	Silver grade (g/t) (capped)
RP19-169	129.0	156.3	170	13.6	0.8	0.8	60	55
RP19-170	38.0	42.0	38	3.9	1.7	1.7	38	38
and	46.5	49.7	47	3.0	2.2	2.2	79	79
RP19-171	69.6	81.3	93	5.9	1.4	1.4	33	33
RP19-175	19.9	42.7	49	21.4	1.7	1.7	25	25
RP19-176	134.3	159.0	162	11.6	0.9	0.9	79	77
RP19-177	33.0	40.3	33	6.3	4.4	4.1	436	199
including	35.0	38.0	33	2.6	8.1	7.3	564	200
RP19-180	52.9	62.4	61	6.7	3.0	2.6	27	27
RP19-184	48.0	53.3	51	4.8	1.7	1.7	25	25
RP19-186	49.0	61.9	51	12.8	2.2	2.2	28	28
and	68.3	80.7	66	11.2	1.8	1.8	20	20

Cut-off value 0.30 g/t gold, maximum 3.0 metres internal dilution.

Holes at the Reyna de Plata zone use a capping factor of 10 g/t gold and 200 g/t silver.

[Pinos Altos Local Geology Map]

The Reyna de Plata deposit and the Reyna de Plata East Zone occur along the Reyna de Plata Fault (approximately 1.2 kilometres north of the Oberon de Weber pit), and both consist of low-sulphidation epithermal vein-style mineralization over a 3-kilometre strike length in an east-southeast direction, from surface to locally as deep as 250 metres.  The gold and silver mineralization is accompanied by green-clear-white quartz and calcite in veins, stockwork and breccia.  Initial mineral reserves at the Reyna de Plata deposit comprise 72,000 ounces of gold (2.3 million tonnes grading 0.96 g/t gold and 29.3 g/t silver) at open pit depth, declared as part of the total Pinos Altos estimate on December 31, 2018.

Approximately 1,300 metres to the east of the Reyna de Plata deposit is the recently discovered Reyna de Plata East zone, which is showing promise as a shallow, low-grade area with open pit potential; it was the focus of the minesite exploration drilling at Pinos Altos in the first quarter of 2019.  Reyna de Plata East has a strike length of at least 250 metres dipping steeply to the northeast, and it extends from near-surface to 170 metres depth; the deposit remains open along strike and at depth.

Recent drilling has yielded significant intercepts in the Reyna de Plata East Zone, described below on three northeast-oriented drill sections over 160 metres of strike length.  The location of the drill collars can be seen on the map above.

In the farthest northwest drill section, hole RP19-177 intersected 4.1 g/t gold and 199 g/t silver over 6.3 metres at 33 metres depth, including 7.3 g/t gold and 200 g/t silver over 2.6 metres.

Approximately 100 metres to the southeast is the next drill section, where three drill holes intersected favourable lengths and grades.  Hole RP19-175 intersected 1.7 g/t gold and 25 g/t silver over 21.4 metres at 49 metres depth; hole RP19-186 intersected 2.2 g/t gold and 28 g/t silver over 12.8 metres at 51 metres depth and 1.8 g/t gold and 20 g/t silver over 11.2 metres at 66 metres depth; while hole RP19-180 intersected 2.6 g/t gold and 27 g/t silver over 6.7 metres at 61 metres depth.

Approximately 50 metres farther to the southeast is a third drill section, where hole RP19-170 intersected 1.7 g/t gold and 38 g/t silver over 3.9 metres at 38 metres depth and 2.2 g/t gold and 79 g/t silver over 3.0 metres at 47 metres depth, and hole RP19-171 intersected 1.4 g/t gold and 33 g/t silver over 5.9 metres at 93 metres depth.

The favourable lengths and grades encountered by this drill program have extended the Reyna de Plata East mineralization along strike and at depth.  This represents a potential new area of mineral resources at open pit and underground depths along the regional structure.  Follow up exploration is planned in the second quarter of 2019.

Creston Mascota — Higher Grades and Positive Leach Kinetics Drive Increased Quarterly Production

The Creston Mascota heap leach open pit mine has been operating as a satellite operation to the Pinos Altos mine since late 2010.  During 2018, the mine prepared to transition operations to the new Bravo pit and expand the existing heap leach pad facility.  Open pit reserves are expected to be depleted in the fourth quarter of 2019 while gold leaching is expected to continue through 2020.

Creston Mascota Mine - Operating Statistics

	Three Months Ended	Three Months Ended
	March 31, 2019	March 31, 2018
Tonnes of ore processed (thousands of tonnes)	361	475
Tonnes of ore processed per day	4,011	5,273
Gold grade (g/t)	1.96	0.67
Gold production (ounces)	13,529	11,988
Production costs per tonne	$27	$20
Minesite costs per tonne	$25	$22
Production costs per ounce of gold produced ($ per ounce)	$727	$805
Total cash costs per ounce of gold produced ($ per ounce)	$525	$738

Production costs per tonne in the first quarter of 2019 increased when compared to the prior-year period due to lower tonnage processed and the timing of unsold inventory.  Costs have also been affected by longer hauling distances.  Production costs per ounce in the first quarter of 2019 decreased when compared to the prior-year period due higher gold production.

Minesite costs per tonne in the first quarter of 2019 increased when compared to the prior-year period due to the reasons described above.  Total cash costs per ounce in the first quarter of 2019 decreased when compared to the prior-year period due to higher gold production and higher by-product revenue from increased silver production.

Gold production in the first quarter of 2019 increased when compared to the prior-year period due to higher grades, partially offset by lower tonnage processed.  In addition, in the first quarter of 2019, the first lift was placed on the Phase V heap leach pad and resulted in faster leaching times.

Due to the higher silver content in the ore being mined and to enhance gold and silver recoveries, a sixth carbon column will be installed in the circuit in the second quarter of 2019.  In addition, the Company is evaluating the viability of processing higher grade ore from the Bravo deposit at the Pinos Altos mill to improve recoveries and generate additional cash flow.

La India — Drilling Extends El Realito Satellite Zone

The La India mine in Sonora, Mexico, located approximately 70 kilometres northwest of the Company’s Pinos Altos mine, achieved commercial production in February 2014.

La India Mine - Operating Statistics

	Three Months Ended	Three Months Ended
	March 31, 2019	March 31, 2018
Tonnes of ore processed (thousands of tonnes)	1,451	1,695
Tonnes of ore processed per day	16,122	18,838
Gold grade (g/t)	0.67	0.74
Gold production (ounces)	22,988	23,055
Production costs per tonne	$12	$9
Minesite costs per tonne	$12	$9
Production costs per ounce of gold produced ($ per ounce)	$772	$668
Total cash costs per ounce of gold produced ($ per ounce)	$759	$668

Production costs per tonne in the first quarter of 2019 increased when compared to the prior-year period due to lower tonnage, higher chemical and reagent costs and the timing of unsold inventory.  Production costs per ounce in the first quarter of 2019 increased when compared to the prior-year period due to the reasons described above.

Minesite costs per tonne in the first quarter of 2019 increased when compared to the prior-year period due to the reasons described above.  Total cash costs per ounce in the first quarter of 2019 increased when compared to the prior-year period due to the reasons described above.

Gold production in the first quarter of 2019 was essentially unchanged when compared to the prior-year period.

The liner was installed for the first stage of the heap leach expansion project in the first quarter of 2019 and ore stacking will begin in late April 2019.  The second stage of earthworks is underway with the project expected to be completed by mid-year 2019.

Detailed engineering is underway to optimize the crushing circuit with a goal of potentially increasing capacity from 17,000 to 18,000 tonnes-per-day.

La India Exploration Drilling Focused on El Realito

Minesite exploration at the La India property in the first quarter of 2019 included 36 holes (3,993 metres) at El Realito and seven holes (570 metres) at the Main Zone, part of the budgeted total of 12,000 metres for 2019.

The El Realito Zone reported initial mineral reserves of 84,000 ounces of gold and 418,000 ounces of silver (3.3 million tonnes grading 0.80 g/t gold and 3.96 g/t silver) as of December 31, 2018; these form part of the total La India estimate.

Selected recent drill results from the La India property are set out in the table below, and drill hole collar coordinates are set out in a table in the Appendix of this news release.  The collars are located on the La India Mine Local Geology Map.  The intercepts reported for the La India property show uncapped and capped gold and silver grades over estimated true widths, based on a preliminary geological interpretation that will be updated as new information becomes available with further drilling.

Recent exploration drill results from the La India property

Drill Hole	Vein	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)*	Silver grade (g/t) (uncapped)	Silver grade (g/t) (capped)*
INER19-230	El Realito	6.0	30.0	12	14.3	12.1	11.5	5	5
and	El Realito	150.0	157.0	93	4.6	1.0	1.0	2	2
and	El Realito	164.0	171.4	106	5.3	0.7	0.7	3	3
INER19-231	El Realito	110.5	126.0	98	9.7	5.3	5.0	4	4
including		117.0	121.8	99	3.3	11.9	11.8	5	5
and	El Realito	142.9	146.2	114	2.5	1.7	1.7	2	2
INER19-238	El Realito	9.0	34.0	12	22.4	1.4	1.4	5	5
including		27.0	30.0	26	2.4	4.8	4.8	9	9
INER19-239	El Realito	102.9	128.0	79	19.8	1.3	1.3	7	7
including		105.0	110.0	75	3.8	3.6	3.6	6	6

*                                         Holes at the La India property use a capping factor of 10 g/t gold and 200 g/t silver.

[La India Local Geology Map]

El Realito Exploration Results

Exploration drilling is defining and extending the mineralization at the El Realito satellite zone, which is approximately 1.5 kilometres east of the North and La India zones, to evaluate the potential to increase mineral resources in close proximity to the existing La India mining operations, with encouraging results.  Drilling results for El Realito were last reported in the Company’s news release dated October 24, 2018.  The El Realito mineralization is found in northeast-striking subvertical parallel structural corridors of hydrothermal breccia that appear to have acted as conduits, bringing gold and silver mineralization into the favourable subhorizontal volcanic rock layers.  Most of the mineralized intervals are in oxidized rock, although intermediate depths have mixed oxides and sulphides, and the deepest intervals are in sulphide rock.

An exploration drill program at El Realito in the first quarter of 2019 was focused on exploring the mineralized corridors that are parallel to the main El Realito structures, and testing the southwestern projection of the structure.  The results concur with what was anticipated from surface mapping and historical drill-hole projections.  The four holes reported below are from the western side of El Realito.  Hole INER19-238 intersected 1.4 g/t gold and 5 g/t silver over 22.4 metres at 12 metres depth in the northwest part of the zone, inside the current mineral resources area.  Approximately 700 metres to the south, hole INER19-239 intersected 1.3 g/t gold and 7 g/t silver over 19.8 metres at 79 metres depth, outside the pit limit.  Between these two holes were higher-grade intercepts from within the pit area: hole INER19-230 intersected 11.5 g/t gold and 5 g/t silver over 14.3 metres at 12 metres depth and several other intercepts down to 106 metres depth; and hole INER19-231 intersected 5.0 g/t gold and 4 g/t silver over 9.7 metres at 98 metres depth, including 11.8 g/t gold and 5 g/t silver over 3.3 metres.

The El Realito mineralized system remains open.  The drill program is currently testing extension of the mineralized system in order to expand the mineral resource.

Santa Gertrudis — Exploration Extends Known Deposits; Outlines High-Grade Mineralization at the Trinidad Trend

Agnico Eagle acquired its 100% interest in the Santa Gertrudis gold property in November 2017.  The 44,145-hectare property is located approximately 180 kilometres north of Hermosillo in Sonora, Mexico.

The property was the site of historic heap-leach operations that produced approximately 565,000 ounces of gold at a grade of 2.1 g/t gold between 1991 and 2000.  The project also has substantial surface infrastructure already in place including pre-stripped pits, haul roads, water sources and buildings.  The 2018 exploration program, including drilling and evaluations, led to the Company’s initial mineral resource estimate for the Santa Gertrudis project of 962,000 ounces of gold (27.5 million tonnes grading 1.09 g/t gold) in inferred mineral resources as of December 31, 2018.

There are three corridors with favourable geological formations on the property.  Mapping work by the regional exploration group has extended the main corridor to almost 20 kilometres in length.  Within the corridors there are at least nine mineralized zones with multiple deposits that have been discovered to date.  Part of the recent exploration work has been between the known deposits where there had been limited drilling by previous operators.  Current work is also testing new geological concepts.

Drill results for the Santa Gertrudis project were last reported in the Company’s news release dated February 14, 2019.  This news release presents the drill results from the first quarter of 2019 using portable and skid-mounted drill rigs, with the purpose of expanding the deposits and testing new concepts.

In the first quarter of 2019, 45 drill holes (10,521 metres) were completed, mainly in the Trinidad, Greta, Viviana, Toro and Becerros zones, which form part of the initial full-year budget of 29,000 metres.  This drilling focused on extending the mineral resources and exploring new targets.

Selected recent drill results from the Santa Gertrudis project are set out in the table below, and drill hole coordinates are set out in a table in the Appendix of this news release.  Drill collars are also shown on the Santa Gertrudis Project Local Geology Map.  All intercepts reported for the Santa Gertrudis project show capped gold grades over an estimated true width and the depth of midpoint below the surface, based on a preliminary geological interpretation that will be updated as new information becomes available with further drilling.

Selected recent exploration drill results from the Santa Gertrudis project

Drill Hole	Zone	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)*
SGE19-201	Viviana	77.0	86.8	94	9.8	2.3	2.3
SGE19-202	Greta	21.0	36.2	23	14.5	1.5	1.5
and	Greta	41.0	44.6	32	3.5	5.5	5.5
SGE19-207	Trinidad	222.0	226.0	158	4.0	6.9	6.9
and	Trinidad	246.0	258.0	170	11.5	24.5	14.7
including		249.0	257.0	167	7.5	36.2	21.5
SGE19-209	Trinidad	264.8	268.0	247	3.0	8.0	8.0
and	Trinidad	288.0	301.0	273	12.5	4.0	4.0
and	Trinidad	332.0	360.0	320	26.8	8.1	4.9
including		335.0	342.0	319	6.7	23.6	10.9
and	Trinidad	473.0	477.0	410	4.0	9.0	8.2
SGE19-213	Greta	30.0	35.0	33	4.5	5.1	5.1
SGE19-214	Trinidad	134.0	151.0	150	16.0	2.4	2.4
SGE19-216	Greta	305.0	308.0	289	3.0	4.2	4.2
SGE-19-223	Toro	174.0	181.9	144	7.5	5.8	5.8
including		174.5	180.0	145	5.0	7.8	7.8
SGE19-224	Becerros	98.0	111.8	106	13.0	1.4	1.4
SGE19-233**	Trinidad	207.0	211.0	76	4.0	7.8	7.8
and**	Trinidad	216.7	225.5	82	8.5	2.5	2.5
and	Trinidad	332.0	335.0	161	3.0	2.7	2.7
and	Trinidad	459.5	463.5	285	4.0	4.4	4.4

*                                         Capping factor was used for individual assays of 25 g/t gold.  The cut-off grade used was 0.3 g/t gold in oxide material and 1.0 g/t gold in sulphide material.

**                                  The first two intercepts of hole SGE19-233 are preliminary while they are undergoing further check assays.

[Santa Gertrudis Project Local Geology Map]

[Santa Gertrudis Project - Amelia Deposit Composite Cross Section]

Recent assay results from the Trinidad Trend have discovered a down-plunge extension of the main Amelia deposit and also an interpreted parallel high-grade structure that increases the potential of the zone.  The discovery of additional structures is a result of better understanding the controls of mineralization in the district.  The results for the Greta, Viviana, Toro and Becerros trends represent mainly deposit extensions.

Amelia is the site of a shallow historic open pit mine, and is one of three deposits that comprise the Trinidad Trend, which has been recognized over 2.2 kilometres strike length from mapping and surface sampling.  Amelia has been drill-tested along strike for 450 metres to a depth of 410 metres locally; it remains open along strike and at depth.

In the Amelia deposit, three recent exploration drill holes have successfully tested a favourable lithological contact and discovered other parallel structures below the current mineral resources, as shown in the Amelia Deposit Cross Section.  Hole SGE19-207 intersected two mineralized intervals: 6.9 g/t gold over 4.0 metres at 158 metres depth and 14.7 g/t gold over 11.5 metres at 170 metres depth (including 21.5 g/t gold over 7.5 metres).  Hole SGE19-209 intersected the same upper structure with two intervals including 4.0 g/t gold over 12.5 metres at 273 metres depth.  Hole SGE19-209 also discovered additional structures at greater depths including 10.9 g/t gold over 6.7 metres at 319 metres depth and 8.2 g/t gold over 4.0 metres at 410 metres depth.

Recent work at Amelia shows the potential for several parallel structures at underground depths, with grades higher than the current mineral resources at the Santa Gertrudis project.  These structures are open along strike and at depth.

In the Viviana Zone, approximately two kilometres southwest of the Trinidad Trend, hole SGE19-201 intersected 2.3 g/t gold over 9.8 metres at 94 metres depth.  The intercept is located within the current mineral resources.

In the Toro Zone, 1.7 kilometres southeast of the Viviana Zone, hole SGE19-223 intersected 7.8 g/t gold over 5.0 metres at 145 metres depth, 90 metres beneath the current mineral resources.

Drilling at the Becerros Zone, located 1.8 kilometres southeast of the Toro Zone, proves that the deposit continues to be open along strike.  Hole SGE19-224 intersected 1.4 g/t gold over 13.0 metres at 106 metres depth, 170 metres to the west of the current mineral resources.

In the Greta Zone, eight kilometres southeast of the Becerros Zone, recent exploration drilling has confirmed the presence of shallow mineralization 670 metres southwest of the nearest deposit, where hole SGE19-213 intersected 5.1 g/t gold over 4.5 metres at 33 metres depth.  Exploration for potential deposit connections continues within the zone.  Hole SGE19-202 had two intervals within the mineral resources: 1.5 g/t gold over 14.5 metres at 23 metres depth and 5.5 g/t gold over 3.5 metres at 32 metres depth.

Given the favourable drill results, a supplementary exploration budget of $2 million has been approved to conduct an additional 11,500-metre drill program at Amelia to further investigate this promising deposit.  The Company is also evaluating different project development scenarios at Santa Gertrudis.  The project contains both low-grade oxide and high-grade sulphide types of mineralization that have been recognized from surface down to 410 metres depth locally.  The Company believes that the Santa Gertrudis project has the potential to eventually be a similar size operation to La India.

About Agnico Eagle

Agnico Eagle is a senior Canadian gold mining company that has produced precious metals since 1957.  Its operating mines are located in Canada, Finland and Mexico, with exploration and development activities in each of these countries as well as in the United States and Sweden.  The Company and its shareholders have full exposure to gold prices due to its long-standing policy of no forward gold sales.  Agnico Eagle has declared a cash dividend every year since 1983.

Further Information

For further information regarding Agnico Eagle, contact Investor Relations at info@agnicoeagle.com or call (416) 947-1212.

Note Regarding Certain Measures of Performance

This news release discloses certain measures, including “total cash costs per ounce”, “all-in sustaining costs per ounce”, “minesite costs per tonne” and “adjusted net income” that are not standardized measures under IFRS.  These data may not be comparable to data reported by other issuers.  For a reconciliation of these measures to the most directly comparable financial information reported in the consolidated financial statements prepared in accordance with IFRS, other than adjusted net income, see “Reconciliation of Non-GAAP Financial Performance Measures” below.

The total cash costs per ounce of gold produced is reported on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (before deducting by-product metal revenues).  The total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the consolidated statements of income for by-product revenues, unsold concentrate inventory production costs, smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced.  The total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as the total cash costs per ounce of gold produced on a by-product basis, except that no adjustment is made for by-product metal revenues.  Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals.  The total cash costs per ounce of gold produced is intended to provide information about the cash-generating capabilities of the Company’s mining operations.  Management also uses this measure to monitor the performance of the Company’s mining operations.  As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management to assess a mine’s cash-generating capabilities at various gold prices.

All-in sustaining costs per ounce of gold produced on a by-product basis are calculated as the aggregate of total cash costs on a by-product basis, sustaining capital expenditures (including capitalized exploration), general and administrative expenses (including stock options) and reclamation expenses, and then dividing by the number of ounces of gold produced.  The all-in sustaining costs per ounce of gold produced on a co-product basis is calculated in the same manner as the all-in sustaining costs per ounce of gold produced on a by-product basis, except that the total cash costs on a co-product basis are used, meaning no adjustment is made for by-product metal revenues.  All-in sustaining costs per ounce is used to show the full cost of gold production from current operations.  Management is aware that these per ounce measures of performance can be affected by fluctuations in foreign exchange rates and, in the case of total cash costs per ounce of gold produced on a by-product basis, by-product metal prices.  Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne (discussed below) as well as other data prepared in accordance with IFRS.

The World Gold Council (“WGC”) is a non-regulatory market development organization for the gold industry.  Although the WGC is not a mining industry regulatory organization, it has worked closely with its member companies to develop relevant non-GAAP measures. The Company follows the guidance on all-in sustaining costs released by the WGC in November 2018.  Adoption of the all-in sustaining cost metric is voluntary and all-in sustaining costs per ounce of gold produced reported by the Company may not be comparable to data reported by other gold producers.  The Company believes that this measure provides helpful information about operating performance.  However, this non-GAAP measure should be considered together with other data prepared in accordance with IFRS as it is not necessarily indicative of operating costs or cash flow measures prepared in accordance with IFRS.

Minesite costs per tonne are calculated by adjusting production costs as recorded in the consolidated statements of income for unsold concentrate inventory production costs and other adjustments, and then dividing by tonnes of ore processed.  As the total cash costs per ounce of gold produced can be affected by fluctuations in by-product metal prices and foreign exchange rates, management believes that minesite costs per tonne provides additional information regarding the performance of mining operations, eliminating the impact of varying production levels.  Management also uses this measure to determine the economic viability of mining blocks.  As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne.  Management is aware that this per tonne measure of performance can be impacted by fluctuations in processing levels and compensates for this inherent limitation by using this measure in conjunction with production costs prepared in accordance with IFRS.

Adjusted net income is calculated by adjusting the net income as recorded in the consolidated statements of income for foreign currency translation gains and losses, mark-to-market adjustments, non-recurring gains and losses and unrealized gains and losses on financial instruments.  Management uses adjusted net income to evaluate the underlying operating performance of the Company and to assist with the planning and forecasting of future operating results.  Management believes that adjusted net income is a useful measure of performance because foreign currency translation gains and losses, mark-to-market adjustments, non-recurring gains and losses and unrealized gains and losses on financial instruments do not reflect the underlying operating performance of the Company and may not be indicative of future operating results.

Management also performs sensitivity analyses in order to quantify the effects of fluctuating foreign exchange rates and metal prices.  This news release also contains information as to estimated future total cash costs per ounce, all-in sustaining costs per ounce and minesite costs per tonne.  The estimates are based upon the total cash costs per ounce, all-in sustaining costs per ounce and minesite costs per tonne that the Company expects to incur to mine gold at its mines and projects and, consistent with the reconciliation of these actual costs referred to above, do not include production costs attributable to accretion expense and other asset retirement costs, which will vary over time as each project is developed and mined.  It is therefore not practicable to reconcile these forward-looking non-GAAP financial measures to the most comparable IFRS measure.

Forward-Looking Statements

The information in this news release has been prepared as at April 25, 2019.  Certain statements contained in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” under the provisions of Canadian provincial securities laws and are referred to herein as “forward-looking statements”.  When used in this news release, the words “anticipate”, “could”, “estimate”, “expect”, “forecast”, “future”, “plan”, “possible”, “potential”, “will” and similar expressions are intended to identify forward-looking statements.  Such statements include, without limitation: the Company’s forward-looking production guidance, including estimated ore grades, recovery rates, project timelines, drilling results, metal production, life of mine estimates, total cash costs per ounce, all-in sustaining costs per ounce, minesite costs per tonne, other expenses, cash flows and free cash flow; the estimated timing and conclusions of technical studies and evaluations; the methods by which ore will be extracted or processed; statements concerning the Company’s plans to build operations at Akasaba West, the ongoing construction activities at Meliadine and Amaruq and the Company’s expansion plans at Kittila, including the timing, funding, completion and commissioning thereof; statements concerning other expansion projects, recovery rates, mill throughput, optimization and projected exploration, including costs and other estimates upon which such projections are based; statements regarding timing and amounts of capital expenditures and other expenditures; estimates of future mineral reserves, mineral resources, mineral production, optimization efforts and sales; estimates of future capital expenditures and other cash needs, and expectations as to the funding thereof; future dividend amounts and payment dates and plans to increase dividends; the projected development of certain ore deposits, including estimates of exploration, development and production and other capital costs and estimates of the timing of such exploration, development and production or decisions with respect to such exploration, development and production; estimates of mineral reserves and mineral resources and the effect of drill results on future mineral reserves and mineral resources; statements regarding the Company’s ability to obtain the necessary permits and authorizations in connection with its proposed or current exploration, development and mining operations and the anticipated timing thereof; statements regarding anticipated future exploration; the anticipated timing of events with respect to the Company’s mine sites; statements regarding the sufficiency of the Company’s cash resources and other statements regarding anticipated trends with respect to the Company’s operations, exploration and the funding thereof; and statements regarding the outcome of discussions with First Nations groups.  Such statements reflect the Company’s views as at the date of this news release and are subject to certain risks, uncertainties and assumptions, and undue reliance should not be placed on such statements.  Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies.  The material factors and assumptions used in the preparation of the forward looking statements contained herein, which may prove to be incorrect, include, but are not limited to, the assumptions set forth herein and in management’s discussion and analysis (“MD&A”) and the Company’s Annual Information Form (“AIF”) for the year ended December 31, 2018 filed with Canadian securities regulators and that are included in its Annual Report on Form 40-F for the year ended December 31, 2018 (“Form 40-F”) filed with the SEC as well as: that there are no significant disruptions affecting operations; that production, permitting, development and expansion at each of Agnico Eagle’s properties proceeds on a basis consistent with current expectations and plans; that the relevant metal prices, foreign exchange rates and prices for key mining and construction supplies will be consistent with Agnico Eagle’s expectations; that Agnico Eagle’s current estimates of mineral reserves, mineral resources, mineral grades and metal recovery are accurate; that there are no material delays in the timing for completion of ongoing growth projects; seismic activity at the Company’s operations at LaRonde is as expected by the Company; that the Company’s current plans to optimize production are successful; and that there are no material variations in the current tax and regulatory environment.  Many factors, known and unknown, could cause the actual results to be materially different from those expressed or implied by such forward looking statements.  Such risks include, but are not limited to: the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, mineral grades and mineral recovery estimates; uncertainty of future production, project development, capital expenditures and other costs; foreign exchange rate fluctuations; financing of additional capital requirements; cost of exploration and development programs; seismic activity at the Company’s operations, including the LaRonde mine; mining risks; community protests, including by First Nations groups; risks associated with foreign operations; the unfavorable outcome of litigation involving the Partnership; governmental and environmental regulation; the volatility of the Company’s stock price; and risks associated with the Company’s currency, fuel and by-product metal derivative strategies.  For a more detailed discussion of such risks and other factors that may affect the Company’s ability to achieve the expectations set forth in the forward-looking statements contained in this news release, see the AIF and MD&A filed on SEDAR at www.sedar.com and included in the Form 40-F filed on EDGAR at www.sec.gov, as well as the Company’s other filings with the Canadian securities regulators and the SEC.  Other than as required by law, the Company does not intend, and does not assume any obligation, to update these forward-looking statements.

Notes to Investors Regarding the Use of Mineral Resources

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Mineral Resources

This news release uses the terms “measured mineral resources” and “indicated mineral resources”.  Investors are advised that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into mineral reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Mineral Resources

This news release also uses the term “inferred mineral resources”.  Investors are advised that while this term is recognized and required by Canadian regulations, the SEC does not recognize it.  “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  Investors are cautioned not to assume that any part or all of an inferred mineral resource exists, or is economically or legally mineable.

Scientific and Technical Data

The scientific and technical information contained in this news release relating to Quebec operations has been approved by Christian Provencher, Eng., Vice-President, Canada; relating to Nunavut operations has been approved by Dominique Girard, Eng., Vice-President, Nunavut Operations; relating to the Finland operations has been approved by Francis Brunet, Eng., Corporate Director Mining; relating to Southern Business operations has been approved by Marc Legault, Eng., Senior Vice President, Operations - U.S.A. & Latin America; and relating to exploration has been approved by Alain Blackburn, Eng., Senior Vice-President, Exploration and Guy Gosselin, Eng. and P.Geo., Vice-President, Exploration, each of whom is a “Qualified Person” for the purposes of National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”).

The scientific and technical information relating to Agnico Eagle’s mineral reserves and mineral resources contained herein (other than the Canadian Malartic mine) has been approved by Daniel Doucet, Eng., Senior Corporate Director, Reserve Development; relating to mineral reserves at the Canadian Malartic mine, has been approved by Sylvie Lampron, Eng., Senior Project Mine Engineer at Canadian Malartic Corporation; and relating to mineral resources at the Canadian Malartic mine and the Odyssey and East Malartic projects, has been approved by Pascal Lehouiller, P. Geo., Senior Resource Geologist at Canadian Malartic Corporation, each of whom is a “Qualified Person” for the purposes of NI 43-101.

Cautionary Note to U.S. Investors — The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  Agnico Eagle reports mineral reserve and mineral resource estimates in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum Best Practice Guidelines for Exploration and Best Practice Guidelines for Estimation of Mineral Resources and Mineral Reserves, in accordance with NI 43-101.  These standards are similar to those used by the SEC’s Industry Guide No. 7, as interpreted by Staff at the SEC (“Guide 7”).  However, the definitions in NI 43-101 differ in certain respects from those under Guide 7.  Accordingly, mineral reserve information contained herein may not be comparable to similar information disclosed by U.S. companies.  Under the requirements of the SEC, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  A “final” or “bankable” feasibility study is required to meet the requirements to designate mineral reserves under Guide 7.  Agnico Eagle uses certain terms in this news release, such as “measured”, “indicated”, “inferred” and “resources” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.  However, in October 2018, the SEC approved final rules requiring comprehensive and detailed disclosure requirements for issuers with material mining operations.  The new SEC rules will replace Guide 7 and are intended to align the SEC’s disclosure requirements more closely with NI 43-101.  Under the new SEC rules, SEC registrants will be permitted to disclose “mineral resources” even though they reflect a lower level of certainty than mineral reserves.

In prior periods, mineral reserves for all properties were typically estimated using historic three-year average metals prices and foreign exchange rates in accordance with the SEC guidelines.  These guidelines require the use of prices that reflect current economic conditions at the time of mineral reserve determination, which the Staff of the SEC has interpreted to mean historic three-year average prices.  Given the current commodity price environment, Agnico Eagle uses price assumptions that are below the three-year averages.

Assumptions used for the December 31, 2018 mineral reserves estimate at all mines and advanced projects reported by the Company

	Metal prices				Exchange rates
	Gold (US$/oz)	Silver (US$/oz)	Copper (US$/lb)	Zinc (US$/lb)	C$ per US$1.00	Mexican peso per US$1.00	US$ per €1.00
Long-life operations and projects					$1.20	MXP16.00	$1.15
Short-life operations -Meadowbank mine, Sinter and Creston Mascota (Bravo) satellite operation at Pinos Altos	$1,150	$16.00	$2.50	$1.00	$1.25	MXP17.00	Not applicable
Upper Canada, Upper Beaver*, Canadian Malartic mine**	$1,200	Not applicable	2.75	Not applicable	$1.25	Not applicable	Not applicable

*                                          The Upper Beaver project has a net smelter return (NSR) cut-off value of C$125/tonne.

**                                    The Canadian Malartic mine uses a cut-off grade between 0.37 g/t and 0.38 g/t gold (depending on the deposit).

NI 43-101 requires mining companies to disclose mineral reserves and mineral resources using the subcategories of “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.

A mineral reserve is the economically mineable part of a measured and/or indicated mineral resource.  It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at pre-feasibility or feasibility level as appropriate that include application of modifying factors.  Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified.  The mineral reserves presented in this news release are separate from and not a portion of the mineral resources.

Modifying factors are considerations used to convert mineral resources to mineral reserves.  These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

A proven mineral reserve is the economically mineable part of a measured mineral resource.  A proven mineral reserve implies a high degree of confidence in the modifying factors.  A probable mineral reserve is the economically mineable part of an indicated and, in some circumstances, a measured mineral resource.  The confidence in the modifying factors applying to a probable mineral reserve is lower than that applying to a proven mineral reserve.

A mineral resource is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction.  The location, quantity, grade or quality, continuity and other geological characteristics of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.

A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with confidence sufficient to allow the application of modifying factors to support detailed mine planning and final evaluation of the economic viability of the deposit.  Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation.  An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit.  Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation.  An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling.  Geological evidence is sufficient to imply but not verify geological and grade or quality continuity.

Investors are cautioned not to assume that part or all of an inferred mineral resource exists, or is economically or legally mineable.

A feasibility study is a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of applicable modifying factors, together with any other relevant operational factors and detailed financial analysis that are necessary to demonstrate, at the time of reporting, that extraction is reasonably justified (economically mineable).  The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project.  The confidence level of the study will be higher than that of a pre-feasibility study.

Additional Information

Additional information about each of the mineral projects that is required by NI 43-101, sections 3.2 and 3.3 and paragraphs 3.4(a), (c) and (d) can be found in Technical Reports, which may be found at www.sedar.com.  Other important operating information can be found in the Company’s AIF, MD&A and Form 40-F.

Property/Project name and location	Date of most recent Technical Report (NI 43-101) filed on SEDAR
LaRonde, LaRonde Zone 5 & Ellison, Quebec, Canada	March 23, 2005
Canadian Malartic, Quebec, Canada	June 16, 2014
Kittila, Kuotko and Kylmakangas, Finland	March 4, 2010
Meadowbank Gold Complex including the Amaruq Satellite Mine Development, Nunavut, Canada	February 14, 2018
Goldex, Quebec, Canada	October 14, 2012
Lapa, Quebec, Canada	June 8, 2006
Meliadine, Nunavut, Canada	February 11, 2015
Hammond Reef, Ontario, Canada	July 2, 2013
Upper Beaver (Kirkland Lake property), Ontario, Canada	November 5, 2012
Pinos Altos and Creston Mascota, Mexico	March 25, 2009
La India, Mexico	August 31, 2012

Appendix

Kirkland Lake project exploration drill hole collar coordinates of selected holes

	Drill Hole Collar Coordinates*
Drill Hole ID	UTM North	UTM East	Elevation (metres above sea level)	Azimuth (degrees)	Dip (degrees)	Length (metres)
KLUB19-452W1	5337578	591944	321	134	-74	2,535
KLUB19-485	5335696	591750	298	135	-45	321
KLUB19-486	5335735	591759	298	118	-45	204
KLUB19-487	5335718	591811	291	132	-51	180
KLUB19-489	5335856	591755	304	140	-50	514
KLUC18-517	5332429	587831	335	342	-54	678
KLUC18-520	5332689	585727	352	344	-50	258
KLUC18-521	5331969	586142	329	303	-48	792
KLUC18-523	5332629	587962	331	344	-54	507
KLUC18-524	5332300	585100	349	167	-45	501
KLUC19-526	5332765	585726	347	351	-45	255
KLUC19-529	5332779	585773	350	345	-45	189
KLUC19-530	5332785	585824	352	346	-46	204
KLUC19-531	5332761	585919	355	338	-49	300
KLUC19-534	5332728	585689	351	343	-46	150

*                                         Coordinate System NAD 1983 UTM Zone 17N

Meliadine project exploration drill collar coordinates of selected holes

	Drill collar coordinates*
Drill hole ID	UTM North	UTM East	Elevation (metres above sea level)	Azimuth (degrees)	Dip (degrees)	Length (metres)
M18-2505-W3	6988870	538592	67	194	-78	642
M19-2505A	6988870	538592	67	194	-78	679
M19-2525-W1	6989204	538499	63	193	-82	1,017

*                                         Coordinate System UTM NAD83 Z15

Kittila mine exploration drill collar coordinates of selected holes

	Drill collar coordinates*
Drill hole ID	UTM North	UTM East	Elevation (metres above sea level)	Azimuth (degrees)	Dip (degrees)	Length (metres)
RIE19-601	7538642	2558659	-779	085	-55	446
RIE19-603	7538641	2558658	-779	098	-54	467
ROD18-700G	7537998	2558629	-485	089	-58	783
ROD18-700J	7537998	2558629	-485	089	-58	867
ROD18-701G	7537849	2558624	-464	088	-58	844
ROU18-636	7538600	2558712	-770	086	25	294
ROU18-637	7538599	2558712	-771	072	11	285

*                                         Finnish Coordinate System KKJ Zone 2

Reyna de Plata East Zone at Pinos Altos mine exploration drill collar coordinates

	Drill collar coordinates*
Drill Hole ID	UTM North	UTM East	Elevation (metres above sea level)	Azimuth (degrees)	Dip (degrees)	Length (metres)
RP19-169	3130944	767340	2,131	200	-80	171
RP19-170	3130825	767455	2,186	200	-45	75
RP19-171	3130851	767471	2,174	200	-80	123
RP19-175	3130846	767416	2,196	200	-45	60
RP19-176	3130988	767245	2,137	200	-85	183
RP19-177	3130867	767322	2,175	200	-45	51
RP19-180	3130876	767429	2,172	200	-65	126
RP19-184	3130862	767391	2,180	200	-45	72
RP19-186	3130875	767429	2,172	200	-45	93

*                                         Coordinate System UTM Nad 27 Zone N12

La India property exploration drill hole collar coordinates

	Drill collar coordinates*
Drill Hole ID	UTM North	UTM East	Elevation (metres above sea level)	Azimuth (degrees)	Dip (degrees)	Length (metres)
INER19-230	3178105	708818	2,039	315	-60	208
INER19-231	3177914	708811	2,020	315	-45	162
INER19-238	3178412	708736	1,923	315	-50	75
INER19-239	3177734	708924	1,947	315	-60	144

*                                         Coordinate System UTM NAD27 Mexico 12 Zone

Santa Gertrudis project exploration drill hole collar coordinates

	Drill collar coordinates*
Drill Hole ID	UTM North	UTM East	Elevation (metres above sea level)	Azimuth (degrees)	Dip (degrees)	Length (metres)
SGE19-201	3390488	541835	1,273	150	-45	180
SGE19-202	3384435	551894	1,697	120	-60	200
SGE19-207	3392501	542337	1,310	180	-65	290
SGE19-209	3392502	542337	1,310	180	-80	600
SGE19-213	3383232	551624	1,557	90	-60	180
SGE19-214	3392383	542115	1,307	180	-70	201
SGE19-216	3383150	551569	1,584	80	-65	501
SGE19-223	3388975	542785	1,324	125	-60	192
SGE19-224	3388354	543945	1,381	55	-75	150
SGE19-233	3392501	542337	1,310	180	-50	501

*                                         Coordinate System UTM WGS84 12N Zone

AGNICO EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS

(thousands of United States dollars, except where noted)

(Unaudited)

	Three Months Ended March 31,
	2019	2018

Operating margin(i) by mine:
Northern Business
LaRonde mine	$65,202	$89,760
LaRonde Zone 5 mine	5,079	—
Lapa mine	2,033	289
Goldex mine	24,964	18,052
Meadowbank mine	19,030	30,193
Canadian Malartic mine(ii)	54,629	62,261
Kittila mine	25,239	23,309
Southern Business
Pinos Altos mine	34,099	37,219
Creston Mascota mine	11,115	7,636
La India mine	13,940	14,390
Total operating margin(i)	255,330	283,109
Amortization of property, plant and mine development	128,242	134,370
Exploration, corporate and other	74,567	79,386
Income before income and mining taxes	52,521	69,353
Income and mining taxes expense	15,489	24,423
Net income for the period	$37,032	$44,930
Net income per share — basic (US$)	$0.16	$0.19
Net income per share — diluted (US$)	$0.16	$0.19

Cash flows:
Cash provided by operating activities	$148,690	$207,706
Cash used in investing activities	$(227,606)	$(354,717)
Cash used in financing activities	$(33,454)	$(34,348)

Realized prices (US$):
Gold (per ounce)	$1,303	$1,332
Silver (per ounce)	$15.65	$16.76
Zinc (per tonne)	$2,673	$3,439
Copper (per tonne)	$6,087	$7,201

AGNICO EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS

(thousands of United States dollars, except where noted)

(Unaudited)

	Three Months Ended March 31,
	2019	2018

Payable production(iv):
Gold (ounces):
Northern Business
LaRonde mine	77,433	89,785
LaRonde Zone 5 mine	12,988	—
Lapa mine	5	1,722
Goldex mine	34,454	27,924
Meadowbank mine	43,502	61,447
Meliadine mine project	17,582	—
Canadian Malartic mine(ii)	83,670	83,403
Kittila mine	49,336	48,118
Southern Business
Pinos Altos mine	42,730	41,836
Creston Mascota mine	13,529	11,988
La India mine	22,988	23,055
Total gold (ounces)	398,217	389,278

Silver (thousands of ounces):
Northern Business
LaRonde mine	197	367
LaRonde Zone 5 mine	2	—
Lapa mine	1	—
Meadowbank mine	22	60
Meliadine mine project	1	—
Canadian Malartic mine(ii)	111	106
Kittila mine	4	3
Southern Business
Pinos Altos mine	562	541
Creston Mascota mine	133	91
La India mine	46	45
Total silver (thousands of ounces)	1,079	1,213

Zinc (tonnes)	2,834	1,046
Copper (tonnes)	808	1,292

AGNICO EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS

(thousands of United States dollars, except where noted)

(Unaudited)

	Three Months Ended March 31,
	2019	2018

Payable metal sold:
Gold (ounces):
Northern Business
LaRonde mine	89,857	101,825
LaRonde Zone 5 mine	8,222	—
Lapa mine	3,777	613
Goldex mine	33,811	27,458
Meadowbank mine	46,668	68,125
Meliadine mine project	3,210	—
Canadian Malartic mine(ii)(iv)	74,846	77,045
Kittila mine	49,205	49,780
Southern Business
Pinos Altos mine	42,455	46,360
Creston Mascota mine	14,610	11,889
La India mine	24,309	22,030
Total gold (ounces)	390,970	405,125

Silver (thousands of ounces):
Northern Business
LaRonde mine	186	362
LaRonde Zone 5 mine	2	—
Lapa mine	2	—
Meadowbank mine	23	58
Canadian Malartic mine(ii)(iv)	94	87
Kittila mine	4	4
Southern Business
Pinos Altos mine	560	611
Creston Mascota mine	140	86
La India mine	54	47
Total silver (thousands of ounces):	1,065	1,255

Zinc (tonnes)	1,586	2,530
Copper (tonnes)	764	1,288

AGNICO EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS

(thousands of United States dollars, except where noted)

(Unaudited)

	Three Months Ended March 31,
	2019	2018

Total cash costs per ounce of gold produced — co-product basis (US$)(vi):
Northern Business
LaRonde mine	$705	$639
LaRonde Zone 5 mine	677	—
Lapa mine(vi)	—	1,059
Goldex mine	558	674
Meadowbank mine	918	938
Canadian Malartic mine(ii)	590	586
Kittila mine	777	883
Southern Business
Pinos Altos mine	701	758
Creston Mascota mine	697	865
La India mine	793	700
Weighted average total cash costs per ounce of gold produced	$704	$733

Total cash costs per ounce of gold produced — by-product basis (US$)(v):
Northern Business
LaRonde mine	$488	$427
LaRonde Zone 5 mine	674	—
Lapa mine(vi)	—	1,056
Goldex mine	558	674
Meadowbank mine	910	923
Canadian Malartic mine(ii)	572	566
Kittila mine	775	882
Southern Business
Pinos Altos mine	494	539
Creston Mascota mine	525	738
La India mine	759	668
Weighted average total cash costs per ounce of gold produced	$623	$648

Notes:

(i) Operating margin is calculated as revenues from mining operations less production costs.

(ii) The information set out in this table reflects the Company’s 50% interest in the Canadian Malartic mine.

(iii) Payable production (a non-GAAP non-financial performance measure) is the quantity of mineral produced during a period contained in products that have been or will be sold by the Company, whether such products are sold during the period or held as inventories at the end of the period.

(iv) The Canadian Malartic mine’s payable metal sold excludes the 5.0% net smelter royalty in favour of Osisko Gold Royalties Ltd.

(v) Total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. Total cash costs per ounce of gold produced is presented on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues). Total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the condensed interim consolidated statements of income for by-product metal revenues, inventory production costs, smelting, refining and marketing charges, and other adjustments, and then dividing by the number of ounces of gold produced. Total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as total cash costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made. Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges and other adjustments associated with the production and sale of by-product metals. The Company believes that these generally accepted industry measures provide a realistic indication of operating performance and provide useful comparison points between periods. Total cash costs per ounce of gold produced is intended to provide information about the cash generating capabilities of the Company’s mining operations. Management also uses these measures to monitor the performance of the Company’s mining operations. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management to assess a mine’s cash generating capabilities at various gold prices. Management is aware that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne as well as other data prepared in accordance with IFRS. Management also performs sensitivity analysis in order to quantify the effects of fluctuating metal prices and exchange rates.

(vi) The Lapa mine’s per ounce of gold produced calculation for the three months ended March 31, 2019 excludes 5 ounces of payable gold production recovered as a result of final refining reconciliation.

AGNICO EAGLE MINES LIMITED

CONSOLIDATED BALANCE SHEETS

(thousands of United States dollars, except share amounts, IFRS basis)

(Unaudited)

	As at March 31, 2019	As at December 31, 2018
ASSETS
Current assets:
Cash and cash equivalents	$190,038	$301,826
Short-term investments	6,506	6,080
Trade receivables	10,263	10,055
Inventories	493,441	494,150
Income taxes recoverable	21,797	17,805
Equity securities	70,815	76,532
Fair value of derivative financial instruments	2,640	180
Other current assets	160,640	165,824
Total current assets	956,140	1,072,452
Non-current assets:
Goodwill	407,792	407,792
Property, plant and mine development	6,400,211	6,234,302
Other assets	148,801	138,297
Total assets	$7,912,944	$7,852,843
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$260,277	$310,597
Reclamation provision	7,043	5,411
Interest payable	34,272	16,531
Income taxes payable	5,319	18,671
Lease obligations	14,680	1,914
Fair value of derivative financial instruments	1,482	8,325
Total current liabilities	323,073	361,449
Non-current liabilities:
Long-term debt	1,722,008	1,721,308
Lease obligations	69,295	—
Reclamation provision	397,394	380,747
Deferred income and mining tax liabilities	791,691	796,708
Other liabilities	42,379	42,619
Total liabilities	3,345,840	3,302,831
EQUITY
Common shares:
Outstanding — 235,812,572 common shares issued, less 1,025,924 shares held in trust	5,373,951	5,362,169
Stock options	200,114	197,597
Contributed surplus	37,254	37,254
Deficit	(980,412)	(988,913)
Other reserves	(63,803)	(58,095)
Total equity	4,567,104	4,550,012
Total liabilities and equity	$7,912,944	$7,852,843

AGNICO EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF INCOME

(thousands of United States dollars, except per share amounts, IFRS basis)

(Unaudited)

	Three Months Ended
	March 31,
	2019	2018

REVENUES
Revenues from mining operations	$532,223	$578,435

COSTS, EXPENSES AND OTHER INCOME
Production(i)	276,893	295,326
Exploration and corporate development	25,450	30,223
Amortization of property, plant and mine development	128,242	134,370
General and administrative	29,093	33,461
Finance costs	25,766	21,816
Gain on derivative financial instruments	(9,816)	(1,306)
Environmental remediation	93	207
Foreign currency translation loss (gain)	2,206	(3,485)
Other expenses (income)	1,775	(1,530)
Income before income and mining taxes	52,521	69,353
Income and mining taxes expense	15,489	24,423
Net income for the period	$37,032	$44,930

Net income per share - basic	$0.16	$0.19
Net income per share - diluted	$0.16	$0.19

Weighted average number of common shares outstanding (in thousands):
Basic	234,570	232,490
Diluted	236,218	234,575

Note:

(i) Exclusive of amortization, which is shown separately.

AGNICO EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(thousands of United States dollars, IFRS basis)

(Unaudited)

	Three Months Ended
	March 31,
	2019	2018

OPERATING ACTIVITIES
Net income for the period	$37,032	$44,930
Add (deduct) items not affecting cash:
Amortization of property, plant and mine development	128,242	134,370
Deferred income and mining taxes	(5,034)	(11,622)
Stock-based compensation	14,875	15,324
Foreign currency translation loss (gain)	2,206	(3,485)
Other	(4,589)	1,652
Adjustment for settlement of reclamation provision	(1,894)	(633)
Changes in non-cash working capital balances:
Trade receivables	(208)	(1,734)
Income taxes	(17,344)	(2,331)
Inventories	16,212	24,550
Other current assets	1,124	4,753
Accounts payable and accrued liabilities	(38,033)	(10,439)
Interest payable	16,101	12,371
Cash provided by operating activities	148,690	207,706

INVESTING ACTIVITIES
Additions to property, plant and mine development	(203,353)	(186,094)
Acquisition	—	(162,479)
Net proceeds from sale of property, plant and mine development	265	—
Net purchases of short-term investments	(426)	(1,652)
Net proceeds from sale of equity securities	908	—
Purchases of equity securities and other investments	(25,000)	(4,514)
Decrease in restricted cash	—	22
Cash used in investing activities	(227,606)	(354,717)

FINANCING ACTIVITIES
Dividends paid	(25,478)	(22,649)
Repayment of finance lease obligations	(3,378)	(920)
Proceeds from long-term debt	—	250,000
Repayment of long-term debt	—	(250,000)
Long-term debt financing	—	(104)
Repurchase of common shares for stock-based compensation plans	(24,070)	(26,256)
Proceeds on exercise of stock options	15,547	12,184
Common shares issued	3,925	3,397
Cash used in financing activities	(33,454)	(34,348)
Effect of exchange rate changes on cash and cash equivalents	582	639
Net decrease in cash and cash equivalents during the period	(111,788)	(180,720)
Cash and cash equivalents, beginning of period	301,826	632,978
Cash and cash equivalents, end of period	$190,038	$452,258

SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid	$7,413	$7,167
Income and mining taxes paid	$34,951	$37,838

AGNICO EAGLE MINES LIMITED

RECONCILIATION OF NON-GAAP FINANCIAL PERFORMANCE MEASURES

(thousands of United States dollars, except where noted)

(Unaudited)

Total Production Costs by Mine	Three Months Ended March 31, 2019	Three Months Ended March 31, 2018
(thousands of United States dollars)
LaRonde mine	$61,803	$64,936
LaRonde Zone 5 mine	5,675	—
Lapa mine	2,844	528
Goldex mine	19,074	18,584
Meadowbank mine	41,905	61,490
Canadian Malartic mine(i)	49,759	47,320
Kittila mine	38,600	42,716
Pinos Altos mine	29,658	34,699
Creston Mascota mine	9,836	9,651
La India mine	17,739	15,402
Production costs per the condensed interim consolidated statements of income	$276,893	$295,326

Reconciliation of Production Costs to Total Cash Costs per Ounce of Gold Produced (ii) by Mine and Reconciliation of Production Costs to Minesite Costs per Tonne(iii)  by Mine

(thousands of United States dollars, except as noted)

LaRonde Mine	Three Months Ended		Three Months Ended
Per Ounce of Gold Produced(ii)	March 31, 2019		March 31, 2018
	(thousands)	($ per ounce )	(thousands)	($ per ounce )
Gold production (ounces)		77,433		89,785

Production costs	$61,803	$798	$64,936	$723
Inventory and other adjustments(iv)	(7,212)	(93)	(7,531)	(84)
Cash operating costs (co-product basis)	$54,591	$705	$57,405	$639
By-product metal revenues	(16,792)	(217)	(19,060)	(212)
Cash operating costs (by-product basis)	$37,799	$488	$38,345	$427

LaRonde Mine	Three Months Ended				Three Months Ended
Per Tonne(iii)	March 31, 2019				March 31, 2018
	(thousands)		($ per tonne )		(thousands)		($ per tonne )
Tonnes of ore milled (thousands of tonnes)			547				531

Production costs	$61,803		$113		$64,936		$122
Production costs (C$)	C$	82,055	C$	150	C$	82,132	C$	155
Inventory and other adjustments (C$)(v)	(17,655)		(32)		(17,985)		(34)
Minesite operating costs (C$)	C$	64,400	C$	118	C$	64,147	C$	121

LaRonde Zone 5 Mine	Three Months Ended		Three Months Ended
Per Ounce of Gold Produced(ii)	March 31, 2019		March 31, 2018
	(thousands)	($ per ounce )	(thousands)	($ per ounce )
Gold production (ounces)		12,988		—

Production costs	$5,675	$437	$—	$—
Inventory and other adjustments(iv)	3,113	240	—	—
Cash operating costs (co-product basis)	$8,788	$677	$—	$—
By-product metal revenues	(34)	(3)	—	—
Cash operating costs (by-product basis)	$8,754	$674	$—	$—

LaRonde Zone 5 Mine	Three Months Ended				Three Months Ended
Per Tonne(iii)	March 31, 2019				March 31, 2018
	(thousands)		($ per tonne )		(thousands)		($ per tonne )
Tonnes of ore milled (thousands of tonnes)			181				—

Production costs	$5,675		$31		$—		$—
Production costs (C$)	C$	7,513	C$	42	C$	—	C$	—
Inventory and other adjustments (C$)(v)	4,158		22		—		—
Minesite operating costs (C$)	C$	11,671	C$	64	C$	—	C$	—

Lapa Mine	Three Months Ended		Three Months Ended
Per Ounce of Gold Produced(ii)(vi)	March 31, 2019		March 31, 2018
	(thousands)	($ per ounce )	(thousands)	($ per ounce )
Gold production (ounces)		—		1,722

Production costs	$2,844	$—	$528	$307
Inventory and other adjustments(iv)	(2,844)	—	1,295	752
Cash operating costs (co-product basis)	$—	$—	$1,823	$1,059
By-product metal revenues	—	—	(5)	(3)
Cash operating costs (by-product basis)	$—	$—	$1,818	$1,056

Lapa Mine	Three Months Ended				Three Months Ended
Per Tonne(iii)	March 31, 2019				March 31, 2018
	(thousands)		($ per tonne )		(thousands)		($ per tonne )
Tonnes of ore milled (thousands of tonnes)			—				17

Production costs	$2,844		$—		$528		$31
Production costs (C$)	C$	3,723	C$	—	C$	675	C$	40
Inventory and other adjustments (C$)(v)	(3,723)		—		1,681		96
Minesite operating costs (C$)	C$	—	C$	—	C$	2,356	C$	136

Goldex Mine	Three Months Ended		Three Months Ended
Per Ounce of Gold Produced(ii)	March 31, 2019		March 31, 2018
	(thousands)	($ per ounce )	(thousands)	($ per ounce )
Gold production (ounces)		34,454		27,924

Production costs	$19,074	$554	$18,584	$666
Inventory and other adjustments(iv)	149	4	237	8
Cash operating costs (co-product basis)	$19,223	$558	$18,821	$674
By-product metal revenues	(6)	—	(4)	—
Cash operating costs (by-product basis)	$19,217	$558	$18,817	$674

Goldex Mine	Three Months Ended				Three Months Ended
Per Tonne(iii)	March 31, 2019				March 31, 2018
	(thousands)		($ per tonne )		(thousands)		($ per tonne )
Tonnes of ore milled (thousands of tonnes)			655				658

Production costs	$19,074		$29		$18,584		$28
Production costs (C$)	C$	25,315	C$	39	C$	23,537	C$	36
Inventory and other adjustments (C$)(v)	245		—		402		—
Minesite operating costs (C$)	C$	25,560	C$	39	C$	23,939	C$	36

Meadowbank Mine	Three Months Ended		Three Months Ended
Per Ounce of Gold Produced(ii)	March 31, 2019		March 31, 2018
	(thousands)	($ per ounce )	(thousands)	($ per ounce )
Gold production (ounces)		43,502		61,447

Production costs	$41,905	$963	$61,490	$1,001
Inventory and other adjustments(iv)	(1,965)	(45)	(3,821)	(63)
Cash operating costs (co-product basis)	$39,940	$918	$57,669	$938
By-product metal revenues	(353)	(8)	(974)	(15)
Cash operating costs (by-product basis)	$39,587	$910	$56,695	$923

Meadowbank Mine	Three Months Ended				Three Months Ended
Per Tonne(iii)	March 31, 2019				March 31, 2018
	(thousands)		($ per tonne )		(thousands)		($ per tonne )
Tonnes of ore milled (thousands of tonnes)			628				830

Production costs	$41,905		$67		$61,490		$74
Production costs (C$)	C$	55,396	C$	88	C$	77,661	C$	94
Inventory and other adjustments (C$)(v)	(1,104)		(2)		(4,857)		(6)
Minesite operating costs (C$)	C$	54,292	C$	86	C$	72,804	C$	88

Canadian Malartic Mine(i)	Three Months Ended		Three Months Ended
Per Ounce of Gold Produced(ii)	March 31, 2019		March 31, 2018
	(thousands)	($ per ounce )	(thousands)	($ per ounce )
Gold production (ounces)		83,670		83,403

Production costs	$49,759	$595	$47,320	$567
Inventory and other adjustments(iv)	(373)	(5)	1,588	19
Cash operating costs (co-product basis)	$49,386	$590	$48,908	$586
By-product metal revenues	(1,556)	(18)	(1,668)	(20)
Cash operating costs (by-product basis)	$47,830	$572	$47,240	$566

Canadian Malartic Mine(i)	Three Months Ended				Three Months Ended
Per Tonne(iii)	March 31, 2019				March 31, 2018
	(thousands)		($ per tonne )		(thousands)		($ per tonne )
Tonnes of ore milled (thousands of tonnes)			2,517				2,510

Production costs	$49,759		$20		$47,320		$19
Production costs (C$)	C$	65,564	C$	26	C$	60,502	C$	24
Inventory and other adjustments (C$)(v)	(484)		(1)		2,042		1
Minesite operating costs (C$)	C$	65,080	C$	25	C$	62,544	C$	25

Kittila Mine	Three Months Ended		Three Months Ended
Per Ounce of Gold Produced(ii)	March 31, 2019		March 31, 2018
	(thousands)	($ per ounce )	(thousands)	($ per ounce )
Gold production (ounces)		49,336		48,118

Production costs	$38,600	$782	$42,716	$888
Inventory and other adjustments(iv)	(282)	(5)	(224)	(5)
Cash operating costs (co-product basis)	$38,318	$777	$42,492	$883
By-product metal revenues	(76)	(2)	(71)	(1)
Cash operating costs (by-product basis)	$38,242	$775	$42,421	$882

Kittila Mine	Three Months Ended		Three Months Ended
Per Tonne(iii)	March 31, 2019		March 31, 2018
	(thousands)	($ per tonne )	(thousands)	($ per tonne )
Tonnes of ore milled (thousands of tonnes)		456		468

Production costs	$38,600	$85	$42,716	$91
Production costs (€)	€34,022	€75	€34,984	€75
Inventory and other adjustments (€)(v)	(301)	(1)	(482)	(1)
Minesite operating costs (€)	€33,721	€74	€34,502	€74

Pinos Altos Mine	Three Months Ended		Three Months Ended
Per Ounce of Gold Produced(ii)	March 31, 2019		March 31, 2018
	(thousands)	($ per ounce )	(thousands)	($ per ounce )
Gold production (ounces)		42,730		41,836

Production costs	$29,658	$694	$34,699	$829
Inventory and other adjustments(iv)	283	7	(2,987)	(71)
Cash operating costs (co-product basis)	$29,941	$701	$31,712	$758
By-product metal revenues	(8,851)	(207)	(9,165)	(219)
Cash operating costs (by-product basis)	$21,090	$494	$22,547	$539

Pinos Altos Mine	Three Months Ended		Three Months Ended
Per Tonne(iii)	March 31, 2019		March 31, 2018
	(thousands)	($ per tonne )	(thousands)	($ per tonne )
Tonnes of ore processed (thousands of tonnes)		478		519

Production costs	$29,658	$62	$34,699	$67
Inventory and other adjustments(v)	(22)	—	(2,974)	(6)
Minesite operating costs	$29,636	$62	$31,725	$61

Creston Mascota Mine	Three Months Ended		Three Months Ended
Per Ounce of Gold Produced(ii)	March 31, 2019		March 31, 2018
	(thousands)	($ per ounce )	(thousands)	($ per ounce )
Gold production (ounces)		13,529		11,988

Production costs	$9,836	$727	$9,651	$805
Inventory and other adjustments(iv)	(402)	(30)	717	60
Cash operating costs (co-product basis)	$9,434	$697	$10,368	$865
By-product metal revenues	(2,330)	(172)	(1,526)	(127)
Cash operating costs (by-product basis)	$7,104	$525	$8,842	$738

Creston Mascota Mine	Three Months Ended		Three Months Ended
Per Tonne(iii)	March 31, 2019		March 31, 2018
	(thousands)	($ per tonne )	(thousands)	($ per tonne )
Tonnes of ore processed (thousands of tonnes)		361		475

Production costs	$9,836	$27	$9,651	$20
Inventory and other adjustments(v)	(702)	(2)	629	2
Minesite operating costs	$9,134	$25	$10,280	$22

La India Mine	Three Months Ended		Three Months Ended
Per Ounce of Gold Produced(ii)	March 31, 2019		March 31, 2018
	(thousands)	($ per ounce )	(thousands)	($ per ounce )
Gold production (ounces)		22,988		23,055

Production costs	$17,739	$772	$15,402	$668
Inventory and other adjustments(iv)	479	21	742	32
Cash operating costs (co-product basis)	$18,218	$793	$16,144	$700
By-product metal revenues	(759)	(34)	(754)	(32)
Cash operating costs (by-product basis)	$17,459	$759	$15,390	$668

La India Mine	Three Months Ended		Three Months Ended
Per Tonne(iii)	March 31, 2019		March 31, 2018
	(thousands)	($ per tonne )	(thousands)	($ per tonne )
Tonnes of ore processed (thousands of tonnes)		1,451		1,695

Production costs	$17,739	$12	$15,402	$9
Inventory and other adjustments(v)	(388)	—	460	—
Minesite operating costs	$17,351	$12	$15,862	$9

Notes:

(i) The information set out in this table reflects the Company’s 50% interest in the Canadian Malartic mine.

(ii) Total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. Total cash costs per ounce of gold produced is reported on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues). Total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the condensed interim consolidated statements of income for by-product metal revenues, inventory production costs, smelting, refining and marketing charges, and other adjustments and then dividing by the number of ounces of gold produced. Total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as total cash costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made. Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges and other adjustments associated with the production and sale of by-product metals. The Company believes that these generally accepted industry measures provide a realistic indication of operating performance and provide useful comparison points between periods. Total cash costs per ounce of gold produced is intended to provide information about the cash generating capabilities of the Company’s mining operations. Management also uses these measures to monitor the performance of the Company’s mining operations. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management to assess a mine’s cash generating capabilities at various gold prices. Management is aware that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne as well as other data prepared in accordance with IFRS. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

(iii) Minesite costs per tonne is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. This measure is calculated by adjusting production costs as shown in the condensed interim consolidated statements of income for inventory production costs, and other adjustments and then dividing by tonnes of ore processed. As the total cash costs per ounce of gold produced measure can be affected by fluctuations in by-product metal prices and exchange rates, management believes that the minesite costs per tonne measure provides additional information regarding the performance of mining operations, eliminating the impact of varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware that this per tonne measure of performance can be impacted by fluctuations in processing levels and compensates for this inherent limitation by using this measure in conjunction with production costs prepared in accordance with IFRS

(iv) Under the Company’s revenue recognition policy, revenue from contracts with customers is recognized upon the transfer of control over metals sold to the customer. As total cash costs per ounce of gold produced are calculated on a production basis, an inventory adjustment is made to reflect the portion of production not yet recognized as revenue. Other adjustments include the addition of smelting, refining and marketing charges to production costs.

(v) This inventory and other adjustment reflects production costs associated with the portion of production still in inventory and smelting, refining and marketing charges associated with production.

(vi) The Lapa mine’s per ounce of gold produced calculation for the three months ended March 31, 2019 excludes 5 ounces of payable gold production recovered as a result of final refining reconciliation.

Reconciliation of Production Costs to All-in Sustaining Costs per Ounce of Gold Produced

(United States dollars per ounce of gold produced, except where noted)	Three Months Ended March 31, 2019	Three Months Ended March 31, 2018
Production costs per the condensed interim consolidated statements of income (thousands of United States dollars)	$276,893	$295,326
Adjusted gold production (ounces)(i)(ii)	380,630	389,278
Production costs per ounce of adjusted gold production	$727	$759
Adjustments:
Inventory and other adjustments(iii)	(23)	(26)
Total cash costs per ounce of gold produced (co-product basis)(iv)	$704	$733
By-product metal revenues	(81)	(85)
Total cash costs per ounce of gold produced (by-product basis)(iv)	$623	$648
Adjustments:
Sustaining capital expenditures (including capitalized exploration)	128	150
General and administrative expenses (including stock options)	76	86
Non-cash reclamation provision, sustaining leases and other	9	5
All-in sustaining costs per ounce of gold produced (by-product basis)	$836	$889
By-product metal revenues	81	85
All-in sustaining costs per ounce of gold produced (co-product basis)	$917	$974

Notes:

(i) Adjusted gold production for the three months ended March 31, 2019 excludes 17,582 ounces of payable gold production at the Meliadine mine project which were produced prior to the achievement of commercial production.

(ii) Adjusted gold production for the three months ended March 31, 2019 excludes 5 ounces of payable gold production  at the Lapa mine recovered as a result of final refining reconciliation.

(iii) Under the Company’s revenue recognition policy, revenue from contracts with customers is recognized upon transfer of control over metals sold to the customer. As total cash costs per ounce of gold produced are calculated on a production basis, an inventory adjustment is made to reflect the portion of production not yet recognized as revenue. Other adjustments include the addition of smelting, refining and marketing charges to production costs.

(iv) Total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. Total cash costs per ounce of gold produced is presented on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues). Total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the condensed interim consolidated statements of income for by-product metal revenues, inventory production costs or smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced. Total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as total cash costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made. Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges and other adjustments associated with the production and sale of by-product metals. The Company believes that these generally accepted industry measures provide a realistic indication of operating performance and provide useful comparison points between periods. Total cash costs per ounce of gold produced is intended to provide information about the cash generating capabilities of the Company’s mining operations. Management also uses these measures to monitor the performance of the Company’s mining operations. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management to assess a mine’s cash generating capabilities at various gold prices. Management is aware that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne as well as other data prepared in accordance with IFRS. Management also performs sensitivity analysis in order to quantify the effects of fluctuating metal prices and exchange rates.